School Specialty®

The Nation's Education Resource

ANNUAL REPORT

To Our Shareholders:

Fiscal 2002 was a very good year for School Specialty from a business standpoint. It was also a devastating year from the personal loss we all felt with the passing of our Founder, Chairman and CEO, Dan Spalding. Dan's vision for School Specialty and his inspirational personality will live on with us and continue to guide the company into the future, building upon the strong foundation he laid in the past. We will miss his smile, wit and wisdom. But most of all, we will miss him. The picture of Dan shown on this page was taken for an interview he gave last year. His smile in this picture is as genuine as he was.



Company Goals
We only win when the company is appreciated by its associates, favored by its customers, and admired by its shareholders.
— Daniel P. Spalding 2002

In fiscal 2002 we continued to build School Specialty, achieving record results with a dual strategy of internal growth through increased geographic and account penetration and acquired growth targeting specific brands and products that are attractive to our pre K-12 school customers. In December we bought Premier Student Agendas, an excellent addition to our number one brand offerings. We combined Premier with Hammond & Stephens, an agenda company we acquired three years ago, to become the largest supplier of student agendas in the United States and Canada selling more than 25 million agendas, nearly a 50% market share. Premier, as the leading innovator of student agendas, has positioned itself as the top provider of student personal success tools for the K-12 market. The Premier products provide School Specialty with additional opportunity to promote all of our product brands to students and teachers.

Our expertise in integration of acquired operations and consolidation of shared activities has produced consistent, measurable cost savings each year as we continue our favorable trend of adding 50 basis points to operating margins each year. This year we closed our ClassroomDirect distribution center in Birmingham, Alabama and successfully combined it with our Southhaven, Mississippi location. We also integrated our Hammond & Stephens printing operation with Premier's Bellingham, Washington location and combined the two sales forces, as well as the management teams, to form one student agenda group. We completed the integration of the JL Hammett acquisition that we started last year. Finally, we began the initial stages of converting our legacy enterprise systems to more current software, as well as the implementation of new warehouse management systems.

Our internet strategy continues to perform as internet revenues grew to $54 million in fiscal 2002. We saw nearly all of the new B2B software providers struggle and leave the industry this year. The slowly changing education industry has finally begun to accelerate acceptance of the internet and requests for electronic ordering capabilities from its suppliers is increasing dramatically. We are well positioned to take advantage of this change by continuing to offer all of our products through JuneBox.com.

We reported record revenues in fiscal 2002 of $767 million, an 11% increase over the prior year. We also saw our operating income and net income reach record levels of $58 million and $22 million, respectively. These increases were, in great part, due to the over 300 basis point increase in gross margin that we were able to generate in our traditional segment where we capitalized on our improved competitive market positioning. Cost savings from integration of operations were nicely additive to operating income. Our cash flow also reached a record level of $64 million in free cash for fiscal 2002.

As we look to the future, we are cautious about the economy and the effect it will have on state and school budgets for next year. While we expect overall school spending in the United States to be affected, we also expect overall spending to be higher than the prior year. We project 2003 to be another record year for School Specialty for both revenues and net income. School Specialty is well positioned to support many of the new initiatives that schools are considering for the future: standards-based assessment, continued growth in the use of technology, character education and higher emphasis on reading are all areas that School Specialty is prepared to support.

We will continue to acquire companies that follow our strategy of becoming the single source provider to schools. Music, math and geography are top acquisition target areas as well as companies that complement and strengthen positions we already have.

School Specialty reflects the best of America in its people and their commitment to serving our customers and supporting the education of our children. Our associates take great pride in the fact that they are participating in a child's education, and are determined to succeed in this endeavor. It is through their dedication and fortitude that we will remain a force in the education of America's children.


School Specialty
Hammond & Stephens

Sincerely,

David J. Vander Zanden
Interim CEO
President & COO
School Specialty, Inc.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[✓] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ended April 27, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 000-24385

SCHOOL SPECIALTY, INC.
(Exact name of Registrant as specified in its charter)

Wisconsin (State or other jurisdiction of incorporation or organization)	**39-0971239** (I.R.S. Employer Identification No.)
W6316 Design Drive **Greenville, Wisconsin** (Address of principal executive offices)	**54942** (Zip Code)

Registrant's telephone number, including area code: **(920) 734-5712**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value
(Title of class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [✓]

The aggregate market value of the voting stock held by nonaffiliates of the Registrant, as of July 8, 2002, was approximately $454,151,825. As of such date, there were 18,234,015 shares of the Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Annual Meeting of Shareholders to be held on August 27, 2002 are incorporated by reference into Part II and Part III.

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PART I

Item 1. Business

Unless the context requires otherwise, all references to "School Specialty," "we" or "our" refer to School Specialty, Inc. and its subsidiaries. Our fiscal year ends on the last Saturday in April in each year. In this Annual Report on Form 10-K ("Annual Report"), we refer to fiscal years by reference to the calendar year in which they end (e.g. the fiscal year ended April 27, 2002 is referred to as "fiscal 2002"). Note that fiscal 2000 had 53 weeks, while all other fiscal years reported and referenced represent 52 weeks.

Company Overview

School Specialty is the largest direct marketing company for supplemental educational supplies to schools and teachers for pre-kindergarten through twelfth grade ("preK-12") in the United States. We operate the industry's only national distribution network and currently hold approximately a 14 percent market share of the $6.2 billion supplemental educational supply market. We offer more than 80,000 items, mail over 38 million catalogs annually and have developed both an on-line education portal and e-commerce websites. Our broad product range enables us to provide customers with one source for virtually all of their supplemental educational supply needs. Our leading market position has been achieved by emphasizing high-quality products, superior order fulfillment and exceptional customer service. As a result, we have been able to establish relationships with virtually all of the country's preK-12 schools and reach nearly all of the country's teachers.

We recognize that educational supply procurement decisions are made at the district and school levels by administrators as well as at the classroom level by teachers and curriculum specialists. As a result, we have created an innovative multi-channel sales and marketing strategy enabling us to market our products to the various levels of buyers within the education market.

The "*traditional*" or "*top down*" approach targets school districts and school administrators through our traditional sales force of over 300 professionals, the School Specialty general supply catalog and the *JuneBox.com* portal, a B2B (business to business) education portal.

The "*specialty*" or "*bottom up*" approach targets the classroom level decision-makers through our specialty sales force of over 200 professionals and through our catalogs featuring seven of our specialty brands as well as the ClassroomDirect catalog and website, which is a B2T (business to teacher) website. Our other specialty catalogs include Childcraft, Sax Arts and Crafts, Sportime and Premier Agendas. The specialty businesses offer more specialized products for individual disciplines. Many of these products are proprietary to our specialty brands.

We believe most of our brands hold the leading market position in their respective categories. We have also solidified this leading market position by acquiring companies which have expanded our geographic presence and product offering. The critical mass we have achieved allows us to benefit from increased buying power while leveraging our national distribution network and sales force to operate more efficiently.

We have grown significantly in recent years through both acquisitions and internal growth. From fiscal 1997 through fiscal 2002, our revenues increased from $191.7 million to $767.4 million, a compound annual growth rate, or CAGR, of 32 percent. In fiscal 2002, revenues increased by 10.8 percent from the previous fiscal year. These results reflect only a partial year of the revenues from companies we acquired during fiscal 2002. We remain focused on growth opportunities, including increasing our penetration rate and expanding in attractive regions, which would allow us to enhance our position as the number one marketer of supplemental educational supplies in the United States.

School Specialty, Inc., founded in October 1959, was acquired by U.S. Office Products in May 1996. In June 1998, School Specialty was spun-off from U.S. Office Products in a tax-free transaction. Our common stock is listed on the Nasdaq National Market under the symbol "SCHS." In August 2000, we reincorporated from Delaware to Wisconsin. Our principal offices are located at W6316 Design Drive, Greenville, Wisconsin 54942, and our telephone number is (920) 734-5712. Our general website address is *www.schoolspecialty.com*. Information contained in any of our websites is not deemed to be a part of this Annual Report.

Industry Overview

The school supply market consists of the sale of supplemental educational supplies, furniture and equipment to school districts, individual schools, teachers and curriculum specialists who purchase products for school and classroom use. The National School Supply Equipment Association, or NSSEA, estimates that annual sales in the United States of supplemental educational supplies and equipment to the school supply market are approximately $6.2 billion. Of this amount, approximately $3.7 billion is sold through institutional channels and the remaining $2.5 billion is sold through retail channels, such as teacher stores.

According to the U.S. Department of Education, there are approximately 16,000 school districts, 118,500 elementary and secondary schools and 3.6 million teachers in the United States. Administrators for both school districts and individual schools usually make the decision to purchase the general school supplies needed to operate the school. Teachers and curriculum specialists generally decide on curriculum-specific products for use in their classrooms and individual disciplines. According to the NSSEA, teachers spent approximately $1.3 billion of their own money in 2001 on supplies to supplement classroom materials.

The industry has highly predictable and generally favorable trends. Education expenditures have risen each year for the past 15 years and are expected to have exceeded $390 billion in 2001, according to the U.S. Department of Education. The most common measure of education spending is current expenditures per student. According to the National Education Association, current expenditures per student in constant dollars have increased from $6,620 in 1988 to an estimated $7,400 in 2000 and are expected to increase further to $9,760 in 2010, a 32 percent increase over 2000 expenditures. Incremental spending will thus exceed enrollment growth, which according to the U.S. Department of Education is projected to grow by 17 percent from 1988 to 2010 to a record level of 53.0 million students. As the market is affected by prevailing political and social trends, the attitude of the government towards education determines, to some extent, total expenditures on education. The prevailing political and social environments are generally favorable for incremental expenditures on education.

In January 2002 President Bush signed into law the *No Child Left Behind Act of 2001* designed to improve student achievement in classrooms across the country. The fiscal 2002 federal budget provides for $4.6 billion in federal education funding, an 11 percent increase from last year.

The industry is also highly fragmented with over 3,400 direct marketers of supplemental education supplies, many of which are family- or employee-owned businesses that operate in a single geographic region. We believe the increasing demand for single-source suppliers, prompt order fulfillment and competitive pricing, along with the related need for suppliers to invest in automated inventory and electronic ordering systems, is fostering consolidation within the industry. In addition, the industry is currently experiencing a shift in growth to the higher margin specialty business, which offers more focused products for different educational disciplines. Increased purchasing at the school and classroom levels, which increases individual school's and teacher's roles in educational supply procurement decisions, is also driving this trend.

Recent Acquisitions

Premier Agendas. In December 2001 we acquired all of the stock of Premier Agendas, Inc. and Premier School Agendas, Ltd (together "Premier Agendas"). Headquartered in Bellingham, Washington, Premier Agendas is the largest provider of academic agendas in the United States and Canada. Premier Agendas has been included in our specialty segment since the date of acquisition. We paid approximately $156 million in total purchase price for Premier Agendas, including cash of approximately $152 million and a $4 million six-month note payable to the former owners of Premier Agendas that bears interest at two percent over LIBOR. The note was paid in full on June 21, 2002.

Envision Product Line. In May 2001, we acquired the TimeTracker product line of student and teacher planners from Envision, Inc. We paid approximately $4 million in cash and issued 120,106 shares of our common stock for a total purchase price of approximately $6.7 million. TimeTracker is now a product line of Premier Agendas and has been reported in our specialty segment since the date of acquisition.

Other Acquisitions. We acquired two other businesses in fiscal 2002 for a total purchase price of approximately $3.3 million The businesses are Premier Science, a start-up science curriculum company which will be operated as a product line within our Frey Scientific specialty brand and Bradburn School Supply which will become part of our traditional School Specialty brand.

Competitive Strengths

We attribute our strong competitive position to the following key factors:

Number One Market Share. We have the highest revenues of any direct marketing company for supplemental education supplies. We have developed this leading market position by emphasizing high-quality products, superior order fulfillment and exceptional customer service. We believe that our large size and brand recognition have resulted in significant buying power, economies of scale and customer loyalty.

Leading Established Brands. We have the most established and recognized brands in the industry. We believe that seven of our nine brands have a leading market position in their respective categories, based on revenues. With a historical track record of over 100 years for some brands, the Company's traditional and specialty brands represent a significant competitive advantage.

Broad Product Lines. Our strategy is to provide a full range of high-quality products to meet the complete supply needs of schools for preK-12. With over 80,000 items ranging from classroom supplies and furniture to playground equipment, we provide customers with one source for virtually all of their supplemental educational supplies and furniture needs. In addition to our traditional School Specialty brand, our specialty businesses enrich our general product offering and create opportunities to cross merchandise our specialty products to our traditional customers. Specialty businesses include the following brands:

Brand	Products
Childcraft	Early childhood
ClassroomDirect	General supplies
Sax Arts and Crafts	Art supplies
Frey Scientific	Science
Sportime	Physical education
Teacher's Video	Educational videos
Brodhead Garrett	Industrial arts
Premier Agendas	Student agendas

Innovative Full-Service Business Model. We believe that we are the only company in our industry that has developed a full-service business model with an integrated, multi-channel marketing approach. As a result, we reach district and school administrative decision makers as well as teachers and curriculum specialists through separate sales forces, catalog mailings and the Internet. We utilize our customer database across our family of catalogs to maximize their effectiveness and increase our marketing reach. Our primary e-commerce websites, *JuneBox.com* for administrative purchase decisions and *ClassroomDirect.com* for teacher-based purchase decisions, establish a comprehensive presence on the Internet which we believe is a significant competitive advantage for us.

Stable Industry with Favorable Trends and Dynamics. Because the market for educational supplies is driven primarily by demographics and government spending, we believe our industry is less exposed to economic cycles than many others. We have established working relationships with many large public education organizations and understand how to do business effectively with these institutions.

Established Infrastructure and Customer Relationships. We believe our seven leading brands, national sales force, the industry's largest product offering, established customer relationships and a national distribution network with multiple sales channels, including e-commerce, give us a significant advantage in this industry. The supplemental education supply market is highly seasonal, with a January through July selling season and a June through October shipping season, and our infrastructure and logistical capacities and capabilities permit us to meet the requirements of these peak periods effectively.

Proven Acquisition and Integration Model. We have completed over 30 acquisitions since May 1996. We have established a 6 to 12 month target for our integration process in which a transition team is assigned to sell or discontinue incompatible business units, reduce the number of items in the product offering, eliminate redundant expenses, integrate the acquired entity's management information systems, and exploit buying power. To date, our integration efforts have focused on acquired traditional companies and certain administrative and warehousing functions at our specialty divisions. We believe that through these processes, we can rapidly improve the operating margins of the businesses we acquire.

Effective Use of Technology. We believe that our use of information technology systems allows us to turn over inventory more quickly than our competitors, offer customers more convenient and cost effective ways of ordering products, and more precisely focus our sales and marketing strategies.

Experienced and Incentivised Management. Our management team provides depth and continuity of experience. In addition, management's interests are aligned with those of our shareholders, as many members of management own shares of our common stock and/or have been granted options to purchase our common stock.

Growth Strategy

We use the following strategies to grow and enhance our position as the leading marketer of supplemental educational supplies:

Internal Growth. We plan to continue to increase our revenues by:

- Taking advantage of market growth through rising expenditures per student, combined with increasing enrollment
- Increasing penetration in geographic markets where we are currently underrepresented
- Increasing penetration in large districts by offering our single-source product solution
- Cross-merchandising specialty products to traditional customers
- Encouraging brand loyalty to the total School Specialty brand offering
- Adding new products to enhance the breadth of our product offering
- Pursuing price increases to the extent supported by market conditions
- Adding sales through Internet channels

Margin Improvement. As we continue to grow our revenues, we plan to increase margins by selling more specialty products, which typically generate higher gross margins due to the large number of proprietary and branded products in the product mix. In addition, we believe we can further improve operating margins by leveraging the benefits of recent acquisitions and:

- Increasing buying power combined with price expansion
- Continuing the elimination of redundant expenses of acquired businesses
- Reducing our overhead costs
- Improving the efficiency of our distribution network
- Reviewing and adjusting the level of customer discounts
- Taking advantage of the industry's shift toward site-based (versus centralized) purchasing

Acquisitions. Our selective acquisition strategy and proven integration model have allowed us to solidify our leading position within the industry and establish a strong national marketing and distribution platform. This platform allows us to integrate acquired brands more easily and strengthen our specialty brand portfolio and enter supplemental education categories in which we do not currently compete, such as music or math, in addition to enabling us to grow faster than the industry. We believe that our size and national presence give us an advantage as a potential acquirer in a consolidating industry.

Furthermore, our proven integration model allows us to realize significant synergies. We believe we have demonstrated our ability to reduce redundant costs, retain the customers of the acquired brands, and integrate distribution networks and information technology platforms. For each acquisition, we generally assume a reduction of approximately 10 percent of the acquired company's revenues. The reduction is expected as we discontinue any unprofitable business lines, divest any product lines outside our core competencies and reduce overlapping sales forces. The integration model is designed to offset the sales reduction and efficiently combine the companies. The model allows us to smoothly consolidate distribution centers, improve geographic distribution, integrate the back-office functions, expand purchasing power and, when a specialty company is acquired, realize product and margin enhancement related to cross merchandising.

Product Lines

We market two broad categories of products: general school supplies and specialty products geared towards specific educational disciplines. Our specialty products enrich our general supply product offering and create opportunities to cross merchandise our specialty products to our traditional customers. With over 80,000 items ranging from classroom supplies and furniture to playground equipment, we provide customers with one source for virtually all of their supplemental educational supply needs. Our business is highly seasonal with peak sales levels occurring from June through October.

Our general school supply product lines can be described as follows:

School Specialty. Through the School Specialty catalog, which is targeted to administrative decision makers, we offer a comprehensive selection of classroom supplies, instructional materials, educational games, art supplies, school forms, educational software, physical education equipment, audio-visual equipment, school furniture and indoor and outdoor equipment. We believe we are the largest school furniture resale source in the United States. We have been granted exclusive franchises for certain furniture lines in specific territories and we enjoy significant purchasing power in open furniture lines. We enhance our furniture offering with a custom design and contract management service called Projects by Design, which assists in the building or renovation of schools.

Our specialty businesses offer product lines for specific educational disciplines, as follows:

Childcraft. Childcraft markets early childhood education products and materials. Childcraft also markets over 1,000 proprietary or exclusive products manufactured by its Bird-in-Hand Woodworks subsidiary, including wood classroom furniture and equipment such as library shelving, cubbies, easels, desks and play vehicles.

ClassroomDirect. ClassroomDirect offers general supplemental educational supplies to teachers and curriculum specialists directly through its mail-order catalogs and fully integrated B2T website.

Sax Arts and Crafts. Sax Arts and Crafts is a leading marketer of art supplies and art instruction materials, including paints, brushes, paper, ceramics, art metals and glass, leather and wood crafts. Sax Arts and Crafts offers customers a toll free "Art Savvy Hotline" staffed with professional artists to respond to customer questions.

Frey Scientific. Frey Scientific is a leading marketer of laboratory supplies, equipment and furniture for science classrooms. Frey Scientific offers value-added focus in the biology, chemistry, physics and earth science areas.

Sportime. Sportime is a leading marketer of physical education, athletic and recreational products. Sportime's catalog product offering includes products for early childhood through middle school as well as targeted products for physically challenged children.

Teacher's Video. Teacher's Video is a leading marketer and producer of educational videos for educators targeting teachers, curriculum coordinators and department heads through 16 different curriculum-oriented catalogs, with a total annual mailing volume in excess of 22 million catalogs.

Brodhead Garrett. Brodhead Garrett is the nation's oldest marketer of industrial arts products and technical materials to classrooms. Brodhead Garrett's product line includes various items such as drill presses, sand paper, lathes and robotic controlled arms.

Premier Agendas. Premier Agendas is the largest provider of academic agendas in the United States and Canada. The agendas include proprietary content to promote student success. Premier is also a leading publisher of school forms, including record books, grade books, teacher planners and other printed forms under the brand Hammond & Stephens.

Our merchandising managers, many of whom have prior experience in education, continually review and update the product lines for each business. The merchandising managers convene customer focus groups and advisory panels to determine whether current offerings are well-received and to anticipate future demand. The merchandising managers also travel to product fairs and conventions seeking out new product lines. This annual review process results in a constant reshaping and expansion of the educational materials we offer.

For further information regarding our traditional and specialty segments, see our "Segment Information" in notes to consolidated financial statements.

Sales and Marketing

We have implemented an innovative multi-channel sales and marketing strategy that employs a traditional sales force of over 300 professionals, a specialty sales force of over 200 professionals, over 38 million catalogs mailed annually, a B2T website and a B2B educational portal. We believe we have developed a substantially different sales and marketing model from that of other supplemental educational supply companies in the United States. Our strategy is to use two separate sales and marketing approaches ("top down" and "bottom up") to reach all the prospective purchasers in the education system.

Traditional Business. Our "top down" marketing approach targets administrative decision-makers through our traditional sales force, the School Specialty general supply catalog and the *JuneBox.com* education portal. This approach accounts for the majority of our traditional business.

Our primary compensation program for sales representatives is based on commissions as a percentage of gross profit on sales. For new and transitioning sales representatives, we offer salary and expense reimbursement until the representative is moved to a full commission compensation structure.

Schools typically purchase supplies based on established relationships with relatively few vendors. We seek to establish and maintain these critical relationships by assigning accounts within a specific geographic territory to a local area sales representative who is supported by a centrally located customer service team. The customer service representatives frequently call on existing customers to ascertain and fulfill their supplemental educational supply needs. The representatives maintain contact with these customers throughout the order cycle and assist in processing orders.

As part of the integration of Beckley-Cardy, which we acquired in 1998, we restructured our traditional sales and marketing operations from a decentralized regional system to a more centralized national structure. We believe that the new structure significantly improves our effectiveness through better sales management, resulting in higher regional penetration, and significant cost savings through the reduction of distribution centers.

"Projects by Design" is a service we provide to help in the building or renovation of schools. Our professionals prepare a detailed room-by-room analysis to simplify supplemental educational supply planning and fulfillment. Customers have the ability to view prospective classrooms through our innovative software in order to efficiently manage the project.

Specialty Business. We use the "bottom up" approach to target the classroom level decision-makers through our specialty sales force and catalogs featuring seven specialty brands along with our *ClassroomDirect.com* catalog and website. These catalogs allow teachers to procure supplies that are specific to their curriculum and classroom needs and may not have been purchased by school administration.

For each specialty brand, a major catalog containing its full product offering is distributed near the end of the calendar year for the beginning of the January through July selling season. During the course of the year we mail additional supplemental catalogs. Schools can also access the Childcraft, Teacher's Video and *ClassroomDirect.com* websites. Further, we believe that by cross marketing our specialty brands to traditional customers, we can achieve substantial incremental sales.

Internet Operations. Our Internet approach comprises both a B2T website and a B2B portal and creates a new sales channel for School Specialty. We have invested approximately $11 million within the last three years to develop what we believe to be the number one education portal and e-commerce website in the industry. In January 1999, we launched our fully-integrated, e-commerce website *ClassroomDirect.com*. The site offers access to approximately 18,000 items with digital pictures of most items. The site is currently teacher-focused, but we have the option to broaden the format to target the large parent/student market.

In August 1999, we launched *JuneBox.com*, a portal structured as an education mall offering our products. We believe that this site will play an important role within the education industry by providing education-related content and information, thereby strengthening our brand name recognition.

JuneBox.com is a one-stop shop for all supplemental educational supplies offering School Specialty's full product portfolio or custom electronic catalogs as well as teaching tips, lesson plan help, product reviews and updates on current events affecting the education community.

We also benefit from the Internet with increased quality of customer service and lower operating costs. By shifting the majority of customer service for e-commerce customers to the Internet and having orders reviewed and verified on-line, we have been able to reduce the associated costs while providing a 24-hour service. Substantially all of our investments in our Internet operations have been dedicated towards building an efficient, advanced and flexible Internet platform.

Pricing. Pricing for our general and specialty product offerings varies by product and market channel. We generally offer a negotiated discount from catalog prices for supplies from our School Specialty catalog and respond to quote and bid requests. The pricing structure of specialty products offered through direct marketing is generally not subject to negotiation.

School Specialty has built a broad customer base where no single customer accounted for more than 2% of sales during fiscal 2000, 2001 or 2002. We believe we sell into every school district in the United States and reach nearly all of the country's teachers.

Procurement

Traditional Business. We purchase our general school supplies and furniture and equipment from over 2,000 vendors. Product selection is evaluated on an annual basis and we typically negotiate an annual supply contract with each vendor. Our supply contracts with our larger vendors usually provide for special pricing and/or extended terms and often include volume based incentive and rebate programs. In fiscal 2000, we introduced a private label, ClassroomSelect, and subsequently expanded product selection which has allowed for margin expansion. We have exclusive distribution rights on several furniture and equipment lines.

Specialty Business. Many of our products in the specialty business are proprietary. We either develop the product or it is an exclusive product developed on our behalf. Typically, we outsource the manufacturing of proprietary products, except for our Childcraft division, which manufactures wood furniture for sale by Childcraft and our other businesses. We produce our Teacher's Video proprietary videos at our Global Video facility in Tempe, Arizona. Our Premier agendas and forms are designed and produced at our facilities in Bellingham, Washington and Fremont, Nebraska, as well as through third party printers. We purchase non-proprietary products in the specialty business in a similar manner as our traditional business procurement process.

To the extent the traditional and specialty businesses are sourcing product from common vendors, we typically negotiate one contract to take full advantage of our combined buying power. We maintain close and stable relationships with our vendors to facilitate a streamlined procurement process. At the same time, we continually review alternative supply sources in an effort to improve quality, improve customer satisfaction, and reduce product cost.

Logistics

We have built what we believe is the largest and most sophisticated distribution network among our direct marketing competitors, with nine fully-automated and seamlessly-integrated distribution centers that ship directly to the customer. The distribution centers average approximately 190,000 square feet. We also maintain call centers to support customer service and sales. We believe this network represents a significant competitive advantage for us, allowing us to reach any school in a fast and efficient manner. We shipped approximately 70 percent of stocked inventory via UPS in fiscal 2002 and had a 97 percent on-time delivery rate. The fill-rate of our facilities has generally exceeded 95 percent at the peak of our shipping season. We have the ability to expand the network through necessary additions needed to support sales growth. New warehouse capacity can be leased and no large capital investments are typically required.

In order to maintain the proprietary nature of some of our specialty products, we operate three small manufacturing facilities. The Lancaster, Pennsylvania facility manufactures products for the Childcraft brand, while the Bellingham, Washington and Fremont, Nebraska facilities are used for the production of student agendas and school forms. Our manufactured products account for approximately 5 percent of our sales.

Information Systems

We believe that through the utilization of technology in areas such as purchasing and inventory management, customer order fulfillment and database management, we are able to turn over inventory more quickly than our competitors, offer customers more convenient and cost effective ways of ordering products and more precisely focus our sales and marketing strategies.

We use two principal information systems. In the traditional and certain specialty businesses, we use a specialized distribution software package used primarily by office products and paper marketers. This software package, System for Distributors, offers a fully-integrated process from sales order entry through customer invoicing, and inventory requirements planning through accounts payable. Our system provides information through daily automatic posting to the general ledger and integrated inventory control. We have made numerous enhancements to this process that allow greater flexibility in addressing the seasonal requirements of the industry and meeting specific customer needs.

The remaining specialty divisions use a mail-order and catalog system provided by Ecometry Corporation. This mail-order and catalog system meets the needs of the direct marketing approach with extensive list management and tracking of multiple marketing efforts. The system provides complete and integrated order processing, inventory control, warehouse management and financial applications.

In April 2002 we installed a new order management and warehouse management system in our Fresno, California distribution center. With this system, designed by Yantra, we expect to achieve a more simplified order process cycle, improved access to data and enhancement of our inventory control procedures. Following evaluation of the pilot Fresno installation, we plan to install the Yantra system in our other distribution centers beginning in October 2002.

Our software and hardware allow for continued incremental growth as well as the opportunity to integrate new client-server and other technologies into the information systems.

Competition

We believe competition in the market we operate in is fragmented with approximately 3,400 regional suppliers to preK-12 schools. These companies are generally smaller than us in terms of revenues and serve customers in a limited geographic region. We also compete with alternate channel competitors such as office product contract stationers and office supply superstores. Their primary advantages over us are size, location, greater financial resources and buying power. Their primary disadvantage is that their product mix typically covers less than 20 percent of the school's needs (measured by volume).

For the most part, our competitors do not offer special order fulfillment software, which we believe is increasingly important to adequately service school needs. We believe we compete favorably with these companies on the basis of service and product offering.

Employees

As of June 1, 2002, we had approximately 2,400 full-time employees. To meet the seasonal demands of our customers, we employ many seasonal employees during the late spring and summer months. Historically, we have been able to meet our requirements for seasonal employment. None of our employees is represented by a labor union. We consider our relations with our employees to be very good.

Forward-Looking Statements

Statements in this Annual Report which are not historical are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include: (1) statements made under Item 1, Business and Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, including, without limitation, statements with respect to internal growth plans, projected revenues, margin improvement, future acquisitions, capital expenditures and adequacy of capital resources; (2) statements included or incorporated by reference in our future filings with the Securities and Exchange Commission; and (3) information contained in written material, releases and oral statements issued by, or on behalf of, School Specialty including, without limitation, statements with respect to projected revenues, costs, earnings and earnings per share. Forward-looking statements also include statements regarding the intent, belief or current expectation of School Specialty or its officers. Forward-looking statements include statements preceded by, followed by or that include forward-looking terminology such as "may," "will," "should," "believes," "expects," "anticipates," "estimates," "continues" or similar expressions.

All forward-looking statements included in this Annual Report are based on information available to us as of the date hereof. We do not undertake to update any forward-looking statements that may be made by or on behalf of us, in this Annual Report or otherwise. Our actual results may differ materially from those contained in the forward-looking statements identified above. Factors which may cause such a difference to occur include, but are not limited to the factors listed in Exhibit 99.2 to our Form 10-K for fiscal 2002.

Item 2. Properties

Our corporate headquarters is located in a leased facility at W6316 Design Drive, Greenville, Wisconsin, a combined office and warehouse facility of approximately 332,000 square feet, which also services both our traditional and specialty segments. In addition, we lease or own the following principal facilities:

Locations	Approximate Square Footage	Owned/ Leased	Lease Expiration
Agawam, Massachusetts (1)	188,000	Leased	November 30, 2020
Atlanta, Georgia (2)	20,000	Leased	January 31, 2006
Bellingham, Washington (2)	48,000	Leased	March 31, 2011
Fremont, Nebraska (2)	95,000	Leased	June 30, 2003
Fresno, California (3)	163,200	Leased	November 1, 2009
Lancaster, Pennsylvania (2)	73,000	Leased	December 31, 2002
Lancaster, Pennsylvania (2)	204,000	Leased	February 28, 2009
Lufkin, Texas (1)	140,000	Owned	—
Lyons, New York (1)	179,000	Owned	—
Mansfield, Ohio (3)	315,000	Leased	November 30, 2020
New Berlin, Wisconsin (2)	16,200	Leased	September 30, 2007
Salina, Kansas (1)	123,000	Owned	—
Southaven, Mississippi (3)	200,000	Leased	December 31, 2010
Tempe, Arizona (2)	57,000	Leased	February 28, 2005

(1) Location primarily services the traditional segment.
(2) Location primarily services the specialty segment.
(3) Location primarily services both business segments.

The 73,000 square foot Lancaster, Pennsylvania facility is used for manufacturing and the Fremont, Nebraska and Bellingham, Washington facilities are used for production of agendas and school forms. The other facilities are distribution centers and/or office space. We believe that our properties, as enhanced for our ongoing expansion, are adequate to support our operations for the foreseeable future. We regularly review the utilization and consolidation of our facilities.

Item 3. Legal Proceedings

We are, from time to time, a party to legal proceedings arising in the normal course of business. We believe that none of these legal proceedings will materially or adversely affect our financial position, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted during the quarter ended April 27, 2002 to a vote of our security holders.

EXECUTIVE OFFICERS OF THE REGISTRANT

As of June 1, 2002, the following persons served as executive officers of School Specialty:

Name and Age of Officer	
David J. Vander Zanden Age 47	Mr. Vander Zanden became the President and Chief Operating Officer of School Specialty in March 1998 and was appointed the Interim Chief Executive Officer in March 2002, following the unexpected death of Daniel P. Spalding, former Chairman and Chief Executive Officer. From 1992 to March 1998, he served as President of Ariens Company, a manufacturer of outdoor lawn and garden equipment. Mr. Vander Zanden has served as a director of School Specialty since June 1998.
Mary M. Kabacinski Age 53	Ms. Kabacinski, a Certified Public Accountant, has served as Executive Vice President and Chief Financial Officer of School Specialty since August 1999. From 1989 to 1999, she served as Senior Vice President and Chief Financial Officer for Marquette Medical Systems, a manufacturer of medical devices.
A. Brent Pulsipher Age 60	Mr. Pulsipher became Executive Vice President of Corporate Logistics and Technology of School Specialty in March 2001. From 1998 to 2001, Mr. Pulsipher was Chief Information Officer for Tropical Sportswear International, an apparel producer and brand manager. Mr. Pulsipher held the position of Manager of Consulting Services for Distribution Resources Company from 1988 to 1998.
Donald J. Noskowiak Age 44	Mr. Noskowiak has served as Vice President of Finance and Business Development of School Specialty since August 1999. Mr. Noskowiak has been with School Specialty since 1992, and served as Chief Financial Officer from 1997 to August 1999.

The term of office of each executive officer is from one annual meeting of the Board of Directors until the next annual meeting of the Board of Directors or until a successor for each is selected. There are no arrangements or understandings between any of our executive officers and any other person (not an officer or director of School Specialty acting as such) pursuant to which any of our executive officers were selected as an officer of School Specialty.

PART II

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters

Market Information

Our common stock is traded under the symbol "SCHS" on the Nasdaq National Market. The table below sets forth the reported high and low closing sale prices for shares of the common stock, as reported by the National Association of Securities Dealers, Inc. during the indicated quarters.

Fiscal 2002 quarter ended	High	Low
July 28, 2001	$28.66	$21.95
October 27, 2001	31.99	26.00
January 26, 2002	31.30	21.65
April 27, 2002	29.65	23.19

Fiscal 2001 quarter ended	High	Low
July 29, 2000	$19.50	$14.50
October 28, 2000	21.31	15.06
January 27, 2001	21.69	15.00
April 27, 2001	23.39	19.69

Holders

As of July 19, 2002, there were 2,203 record holders of our common stock.

Historical Dividends

We have not declared or paid any cash dividends on our common stock to date. We currently intend to retain our future earnings to finance the growth, development and expansion of our business. Accordingly, we do not expect to pay cash dividends on our common stock in the foreseeable future. In addition, our ability to pay dividends may be restricted or prohibited from time to time by financial covenants in our credit agreements and debt instruments. Our current credit facility contains restrictions on, and in some circumstances may prevent, our payment of dividends.

Equity Compensation Plan Information

The equity compensation plan table required by this item is set forth in our Proxy Statement for the Annual Meeting of Shareholders to be held on August 27, 2002 under the caption "Equity Compensation Plan Information," which information is incorporated herein by reference.

Item 6. Selected Financial Data

SELECTED FINANCIAL DATA
(in thousands, except per share data)(1)

	Fiscal Year				
	2002	2001 As Restated(3)	2000	1999	1998
Statement of Operations Data:					
Revenues	$767,387	$692,674	$639,271	$521,704	$310,455
Cost of revenues	473,407	440,946	406,043	341,783	202,870
Gross profit	293,980	251,728	233,228	179,921	107,585
Selling, general and administrative expenses	236,436	208,153	184,586	144,659	87,846
Restructuring and strategic restructuring costs	—	4,500	—	5,274	3,491
Operating income	57,544	39,075	48,642	29,988	16,248
Interest expense (net)	17,279	16,855	13,151	12,601	5,373
Other expense (income)	3,965	1,214	1,856	(228)	156
Income before provision for income taxes	36,300	21,006	33,635	17,615	10,719
Provision for income taxes	14,521	9,075	15,120	8,719	5,480
Net income(2)	$ 21,779	$ 11,931	$ 18,515	$ 8,896	$ 5,239
Net income per share:					
Basic	$ 1.22	$ 0.68	$ 1.06	$ 0.61	$ 0.40
Diluted	$ 1.17	$ 0.67	$ 1.06	$ 0.60	$ 0.39
Weighted average shares outstanding:					
Basic	17,917	17,495	17,429	14,690	13,284
Diluted	18,633	17,782	17,480	14,840	13,547

	April 27, 2002	April 28, 2001 As Restated(3)	April 29, 2000	April 24, 1999	April 25, 1998
Balance Sheet Data:					
Working capital	$ 78,587	$ 85,962	$116,857	$115,853	$ 47,791
Total assets	673,642	523,359	454,849	437,708	223,729
Long-term debt	285,592	176,183	144,789	161,691	63,014
Total debt	290,063	198,038	162,180	173,285	83,302
Shareholders' equity	271,170	239,252	224,993	202,687	106,466

---

(1) Our business has grown significantly since 1998 through acquisitions and internal growth. For detailed information on acquisitions during fiscal years 2002, 2001 and 2000, see the "Business Combinations" note in our notes to consolidated financial statements. During fiscal 1999, we made five acquisitions under the purchase method for an aggregate purchase price of approximately $127.8 million and during fiscal 1998 we made eight acquisitions under the purchase method for an aggregate purchase price of approximately $99.2 million.

(2) At the beginning of fiscal 2002, we adopted SFAS No. 142, which resulted in goodwill no longer being subject to amortization. Goodwill amortization, net of tax, included in net income during

fiscal years 2001, 2000, 1999 and 1998 was $5.0 million, $4.5 million, $3.9 million and $1.7 million, respectively.

(3) Fiscal 2001 financial data has been restated. See "Restatement of Financial Statements" note in our notes to consolidated financial statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes, included elsewhere in this Annual Report.

Overview

We are the largest direct marketing company for supplemental educational supplies to schools and teachers for preK-12 in the United States. We offer more than 80,000 items through an innovative two-pronged marketing approach that targets both school administrators and individual teachers. Our broad product range enables us to provide our customers with one source for virtually all of their non-textbook school supplies and furniture needs.

We have grown significantly in recent years primarily through acquisitions but also through internal growth. For information on our recent acquisitions see the "Business Combinations" note in our notes to consolidated financial statements. Our revenues for fiscal 2002 were $767.4 million and our operating income was $57.5 million, which represented compound annual revenue growth of 25.4% and compounded annual operating income growth, prior to restructuring charges of 30.7%, compared to our fiscal 1998 results.

Our gross margin has improved in recent years primarily due to acquisitions and increased buying power. We have acquired many specialty businesses, which tend to have higher gross margins than our traditional business. In addition, our acquisitions of both specialty and traditional businesses have increased our buying power, resulting in reduced costs of the products we purchase.

Our operating profit and margins also improved significantly over the last several years. This improvement reflects our acquisitions of specialty companies, which typically have higher operating margins than our traditional business. In addition, through the integration of acquired businesses, we have been able to further improve our operating profit and margins by eliminating redundant expenses, leveraging overhead costs and improving purchasing power.

In recent years, we have grown through acquisitions. As a result of integrating the acquired operations, we have recorded restructuring charges over the last several years. These charges have primarily been to close existing facilities and to consolidate operations that, when combined with acquired operations, became redundant. To the extent our integrations have resulted in certain exit costs such as the closure of acquired facilities, the costs were accrued in purchase accounting.

Our business and working capital needs are highly seasonal with peak sales levels occurring from June through October. During this period, we receive, ship and bill the majority of our orders so that schools and teachers receive their merchandise by the start of each school year. Our inventory levels increase in April through June in anticipation of the peak shipping season. The majority of shipments are made between May and October and the majority of cash receipts are collected from September through December. As a result, we usually earn more than 100% of our annual net income in the first two quarters of our fiscal year and operate at a net loss in our third and fourth fiscal quarters.

Our fiscal 2001 financial statements have been restated. See "Restatement of Financial Statements" note in our notes to consolidated financial statements. The following MD&A gives affect to the restatement.

Results of Operations

The following table sets forth certain information as a percentage of revenues on a historical basis concerning our results of operations for the fiscal years 2002, 2001, and 2000.

	Fiscal Year		
	2002	2001	2000
Revenues	100.0%	100.0%	100.0%
Cost of revenues	61.7	63.7	63.5
Gross profit	38.3	36.3	36.5
Selling, general and administrative expenses	30.8	30.1	28.9
Restructuring costs	—	0.6	—
Operating income	7.5	5.6	7.6
Interest expense, net	2.3	2.4	2.1
Other expense	0.5	0.2	0.2
Income before provision for income taxes	4.7	3.0	5.3
Provision for income taxes	1.9	1.3	2.4
Net income	2.8%	1.7%	2.9%

Consolidated Historical Results of Operations

Fiscal 2002 Compared to Fiscal 2001

Revenues

Revenues increased 10.8% from $692.7 million for fiscal 2001 to $767.4 million for fiscal 2002. Traditional segment revenues increased 15.9% from $415.0 million in fiscal 2001 to $480.9 million in fiscal 2002. The increase in traditional segment revenues was primarily due to acquisitions. Specialty segment revenues increased 3.2% from $277.7 million in fiscal 2001 to $286.5 million in fiscal 2002. The increase in specialty segment revenues was due to internal growth and acquisitions, partially offset by the exclusion of revenues from the three businesses disposed of since January 2001.

Gross Profit

Gross profit increased 16.8% from $251.7 million, or 36.3% of revenues in fiscal 2001 to $294.0 million, or 38.3% of revenues in fiscal 2002. The increase in gross profit was due to an increase in revenues and gross margin. The increase in gross margin was primarily due to strong improvement in the traditional segment from 30.8% of revenues in fiscal 2001 to 33.9% of revenues in fiscal 2002. This increase in gross margin in the traditional segment was primarily due to strong improvement in the consumable business, driven by improved purchasing power and modest selling price increases. Specialty segment gross margin improved to 45.6% of revenues in fiscal 2002 from 44.6% of revenues in fiscal 2001. This improvement was primarily driven by the ClassroomDirect business, which improved gross margin primarily through an increase in selling price and the Childcraft business, which improved gross margin primarily through improved operating efficiencies and purchasing power. On a consolidated basis, gross margin was impacted by an increase in traditional segment revenue mix (driven by the November 2000 acquisition of J.L. Hammett's K-12 wholesale business) from 59.9% of revenues in fiscal 2001 to

62.7% of revenues in fiscal 2002. The traditional segment historically has lower gross margins than the specialty segment.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A") include selling expenses (the most significant component of which is sales wages and commissions), operations expenses (which includes customer service, warehouse and warehouse shipments transportation costs), catalog costs, general administrative overhead (which includes information systems, accounting, legal, and human resources) and depreciation and amortization expense.

SG&A increased 13.6% from $208.2 million or 30.1% of revenues in fiscal 2001 to $236.4 million or 30.8% of revenues in fiscal 2002. Traditional segment SG&A increased $10.6 million from $98.6 million or 23.8% of revenues in fiscal 2001 to $109.1 million or 22.7% of revenues in fiscal 2002. Increase in SG&A was primarily due to an increase in variable costs related to increased revenues and an increase in fixed operating costs, primarily due to redundancies created with the Hammett acquisition. Specialty segment SG&A increased $13.0 million from $95.2 million or 34.3% of revenues in fiscal 2001 to $108.2 million or 37.8% of revenues in fiscal 2002. Increase in specialty segment SG&A was primarily due to the acquisition of Premier Agendas, and costs to consolidate existing operations into acquired businesses. These traditional and specialty segment increases were partially offset by our early adoption at the beginning of fiscal 2002 of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Intangible Assets," which resulted in the discontinuance of amortization of goodwill. Corporate expenses increased $4.7 million from $14.4 million in fiscal 2001 to $19.1 million in fiscal 2002. This increase was primarily due to an increase in salaries and wages, salary continuation obligations related to the death of our chief executive officer and depreciation.

The decrease in traditional segment SG&A as a percentage of revenues was primarily due to the adoption of SFAS No. 142 at the beginning of fiscal 2002. The increase in specialty segment SG&A as a percentage of revenues was primarily due to 1) operating costs of Premier Agendas, a highly seasonal business acquired during a seasonally low period, 2) costs associated with closing our distribution center in Birmingham, Alabama, 3) costs associated with integrating our Hammond & Stephens sales force with the Premier Agendas sales force and 4) increased catalog costs primarily due to the inclusion of a full fiscal year of catalog expense for Teacher's Video, which has higher catalog costs as a percentage of revenues than our other specialty businesses. These increases were partially offset by a reduction in amortization expense, due to our adoption of SFAS No. 142 at the beginning of fiscal 2002.

Interest Expense

Net interest expense increased 2.5% from $16.9 million in fiscal 2001 to $17.3 million in fiscal 2002. The increase in interest expense is primarily due to an increase in debt outstanding partially offset by a reduction in our effective borrowing rate on our credit facility.

Other Expenses

Other expense increased $2.8 million from $1.2 million in fiscal 2001 to $4.0 million in fiscal 2002. Other expenses in fiscal 2002 primarily consisted of the discount and loss on the accounts receivable securitization of $2.0 million, $1.7 million to write-off a long-term investment and a $0.3 million realized loss on the sale of available-for-sale securities. Other expense in fiscal 2001 primarily consisted of the discount and loss on an accounts receivable securitization (the "receivable securitization") of $1.4 million.

Provision for Income Taxes

The provision for income taxes for fiscal 2002 increased 60.0% or $5.4 million over fiscal 2001, reflecting effective tax rates of 40.0% and 43.2% for fiscal years 2002 and 2001, respectively. The change in the effective tax rate of 40.0% in fiscal 2002 as compared to 43.2% in fiscal 2001 was due primarily to the impact of our adoption of SFAS No. 142, and its impact on non-deductible goodwill amortization. The higher effective tax rate, compared to the federal statutory rate of 35%, was primarily due to state and local income taxes.

Fiscal 2001 (52 weeks) Compared to Fiscal 2000 (53 weeks)

Revenues

Revenues increased 8.4% from $639.3 million for fiscal 2000 to $692.7 million for fiscal 2001. Traditional segment revenues increased 7.3% from $386.7 million in fiscal 2000 to $415.0 million in fiscal 2001. Specialty segment revenues increased 9.9% from $252.6 million in fiscal 2000 to $277.7 million in fiscal 2001. Increase in revenues was primarily due to the inclusion of revenues from the eight businesses acquired since the beginning of fiscal 2000 and internal growth on existing business. These increases were partially offset by an extra week of shipments in fiscal 2000, as fiscal 2000 was a 53 week fiscal year and fiscal 2001 had 52 weeks. On a comparable 52 week basis, revenues increased 10.4% from fiscal 2000 to fiscal 2001.

Gross Profit

Gross profit increased 7.9% from $233.2 million, or 36.5% of revenues, in fiscal 2000 to $251.7 million, or 36.3% of revenues, in fiscal 2001. Traditional segment gross profit increased $7.3 million from $120.7 million or 31.2% of revenues in fiscal 2000 to $128.0 million or 30.8% of revenues in fiscal 2001. The increase in traditional segment gross profit was primarily due to an increase in revenues. The change in traditional segment gross margin was primarily due to slightly lower gross margin on the furniture lines, partially offset by enhanced consumable business gross margins and an increase in consumable business product mix, which has higher gross margins than the furniture lines. Specialty segment gross profit increased $11.2 million from $112.6 million or 44.6% of revenues in fiscal 2000 to $123.8 million or 44.6% of revenues in fiscal 2001. Increase in specialty segment gross profit was primarily due to an increase in revenues and an increase in gross margin in the Childcraft division (driven by improved operating efficiencies and purchasing power) and the acquisition of Global Video in June 2000, which has higher gross margins than most of our other specialty businesses. These increases were offset by lower gross margins in the ClassroomDirect division, driven by Internet pricing strategies.

Selling, General and Administrative Expenses

SG&A increased 12.8% from $184.6 million, or 28.9% of revenues, in fiscal 2000 to $208.2 million, or 30.1% of revenues, in fiscal 2001. Traditional segment SG&A increased $11.6 million, or 13.3%, from $87.0 million, or 22.5% of revenues, in fiscal 2000 to $98.6 million, or 23.8% of revenues in fiscal 2001. The increase in traditional segment SG&A was primarily due to an increase in variable costs related to increased revenues and the acquisition of certain assets of Hammett. The change in traditional segment SG&A as a percentage of revenues was primarily due to the acquisition of Hammett during our seasonally low period, which created redundancies in the traditional segment. We began to integrate Hammett during the third quarter of fiscal 2001, and further consolidated operations as a result of the acquisition in the third quarter of fiscal 2002, following our heavy shipping season. Specialty segment SG&A increased $10.0 million or 11.7% from $85.2 million, or 33.8% of revenues in fiscal 2000 to $95.2

million or 34.3% of revenues in fiscal 2001. The increase in specialty segment SG&A and SG&A as a percent of revenues was primarily due to an increase in revenues and expenses incurred to develop our Internet operations and the acquisition of Global Video in June 2000, a business which generally has higher SG&A expense (due to catalog costs) than our other specialty businesses.

Restructuring Costs

During the fourth quarter of fiscal 2001, we recorded a restructuring charge of $4.5 million, which includes $2.4 million to close redundant facilities, $1.5 million for severance and termination benefits for approximately 80 individuals and $0.6 million for other costs. Further details of the restructuring charge are discussed in the notes to our consolidated financial statements.

Interest Expense

Net interest expense increased $3.7 million from $13.2 million, or 2.1% of revenues, in fiscal 2000, to $16.9 million, or 2.4% of revenues in fiscal 2001. Increase in net interest expense was primarily attributable to the debt assumed and cash paid for the acquisitions of Global Video and Hammett, which occurred in June 2000 and November 2000, respectively, and a slight increase in the effective interest rate. These increases were partially offset by reduced interest expense attributable to debt repaid from the net proceeds from the sale of property of $6.6 million, the sale of Gresswell of $3.5 million and proceeds from the receivable securitization of $50.0 million, which we entered into in November 2000.

Other Expenses

Other expenses decreased $0.7 million from $1.9 million in fiscal 2000 to $1.2 million in fiscal 2001. Other expenses in fiscal 2001 primarily consisted of the discount and loss on the receivable securitization of $1.4 million. Other expenses in fiscal 2000 primarily consisted of a $1.5 million non-cash impairment charge on a minority equity investment.

Provision for Income Taxes

Provision for income taxes for fiscal 2001 decreased 40.0% or $6.0 million over fiscal 2000, reflecting income tax rates of 43.2% and 45.0% in fiscal 2001 and fiscal 2000, respectively. The decrease in the effective tax rate was primarily due to the impact of the difference in book and tax basis related to the divestitures of SmartStuff and Gresswell. The higher effective tax rate, as compared to the federal statutory rate of 35.0%, was primarily due to state and local income taxes and non-deductible goodwill amortization.

Liquidity and Capital Resources

At April 27, 2002, we had working capital of $78.6 million. Our capitalization at April 27, 2002 was $561.2 million and consisted of total debt of $290.1 million and shareholders' equity of $271.2 million.

We currently have a five year secured $350 million credit facility with Bank of America, N.A. The credit facility had an initial $100 million term loan maturing quarterly and $250 million of availability under revolving loans. The credit facility matures on September 30, 2003. The amount outstanding as of April 27, 2002 under the revolving portion of the credit facility was $118.0 million.

During fiscal 2002, the term loan portion of the credit facility was repaid in full. The credit facility is secured by substantially all of our assets and contains certain financial and other covenants. Borrowings under the credit facility are usually significantly higher during the first two quarters of our fiscal year to meet the working capital needs of our peak selling season.

On July 30, 2001, we sold an aggregate principal amount of $130 million of six percent convertible subordinated notes due August 1, 2008. The notes are convertible at any time prior to maturity into shares of our common stock at a conversion price of $32.29 per share and accrue interest payable semi-annually. Net proceeds from the sale of these notes was approximately $125.7 million. On August 2, 2001, the purchasers of the notes exercised their over-allotment option in full and purchased an additional $19.5 million. We used the total net proceeds from the offering of $144.6 million to repay a portion of the debt outstanding under the credit facility.

Effective January 2, 2001, we entered into an interest rate swap agreement with The Bank of New York covering $50 million of the outstanding amount under the revolving portion of our credit facility. The one-year non-cancelable swap agreement fixed the 30-day LIBOR interest rate at 6.07% per annum on a $50 million notional amount. The swap expired January 2, 2002.

As of April 27, 2002, our effective interest rate on borrowings under our credit facility was 5.26%, which includes amortization of the loan origination fee and costs and the commitment fee on unborrowed funds. During fiscal 2002, we borrowed under our credit facility primarily for seasonal working capital, acquisitions, and capital expenditures. During the same period, we made certain changes to certain financial and other covenants under our credit facility.

In November 2000, we entered into a receivable securitization with a financial institution whereby we sell on a continuous basis an undivided interest in all of our eligible trade accounts receivable. Under the receivable securitization, we transfer without recourse all of our accounts receivable to a wholly-owned subsidiary. This subsidiary, in turn, has sold and, subject to certain conditions, may from time to time sell an undivided interest in these receivables and is permitted to receive advances of up to $50 million for the sale of such undivided interest. The facility expired in November 2001 and was renewed to extend to November 2002 and may be extended further with the financial institution's consent. At April 27, 2002, $50 million was advanced under the receivable securitization and accordingly, that amount of accounts receivable has been removed from our consolidated balance sheet. The proceeds from the sale were used to reduce borrowings on our credit facility. Costs associated with the sale of receivables, primarily related to the discount and loss on sale, were $2.0 million during fiscal 2002 and are included in other expenses in our consolidated statement of operations. In May 2002, the receivable securitization was amended to allow advances up to $100 million.

In November 2000, we entered into two sale-leaseback transactions which are accounted for as financings. Under the agreements, we recorded $18.5 million of debt, which has an effective interest rate of 8.97%, excluding amortization of related fees. The leases expire in November 2020.

During fiscal 2002, net cash provided by operating activities was $75.6 million, an 109.9% increase over fiscal 2001. The increase in cash from operating activities was primarily due to an improvement in working capital management and an increase in net income. Net cash used in investing activities was $160.8 million, including $162.2 million for acquisitions and $12.1 million for additions to property, plant and equipment. We realized $9.6 million in net proceeds from the sale of available-for-sale securities. Cash from financing activities was $85.7 million. Net proceeds from our convertible debt offering of $144.6 million were used to reduce borrowing under our credit facility. Borrowing under our credit facility and cash from operations were used to fund the above investing activities. During fiscal 2002, debt outstanding under our credit facility was reduced by $61.0 million.

During fiscal 2001, net cash provided by operating activities was $36.0 million, a 16.3% increase over fiscal 2000. Net cash used in investing activities was $118.9 million, including $113.1 million for acquisitions and $15.2 million for additions to property and equipment. This use of cash was partially offset by net proceeds provided by the sale of property of $6.6 million and the sale of Gresswell of $3.5 million. Net borrowings combined with cash from operations, cash on hand and proceeds from the receivables securitization of $50.0 million were used to finance the above investing activities.

Our capital expenditures in fiscal 2003 are expected to be approximately $12 million. The largest items include computer hardware and software.

We anticipate that our cash flow from operations, borrowings available from our existing credit facility and other sources of capital will be sufficient to meet our liquidity requirements for operations, including capital expenditures, and our contractual obligations.

Summary of Contractual Obligations

The following table summarizes our contractual debt and operating lease obligations as of April 27, 2002:

	Payments Due by Fiscal Year (in thousands)						
	2003	2004	2005	2006	2007	Thereafter	Total
Debt	$ 4,471	$118,460	$ 477	$ 431	$ 529	$165,695	$290,063
Operating leases	8,023	6,178	6,019	5,180	4,791	23,003	53,194
Total Contractual obligations	$12,494	$124,638	$6,496	$5,611	$5,320	$188,698	$343,257

Fluctuations in Quarterly Results of Operations

Our business is subject to seasonal influences. Our historical revenues and profitability have been dramatically higher in the first two quarters of our fiscal year, primarily due to increased shipments to customers coinciding with the start of each school year. Quarterly results also may be materially affected by the timing of acquisitions, the timing and magnitude of costs related to such acquisitions, variations in our costs for the products sold, the mix of products sold and general economic conditions. Moreover, the operating margins of companies we acquire may differ substantially from our own, which could contribute to further fluctuation in quarterly operating results. Therefore, results for any quarter are not indicative of the results that we may achieve for any subsequent fiscal quarter or for a full fiscal year.

The following table sets forth certain unaudited consolidated quarterly financial data for fiscal years 2002 and 2001. We derived this quarterly data from unaudited consolidated financial statements. Certain fiscal 2002 and fiscal 2001 financial data has been restated. See "Restatement of Financial Statements" note in our notes to consolidated financial statements.

	Fiscal 2002				
	First As Restated	Second As Restated	Third As Restated	Fourth	Total As Restated
Revenues	$260,162	$269,656	$104,005	$133,564	$767,387
Gross profit	100,294	99,834	39,746	54,106	293,980
Operating income (loss)	32,470	36,608	(8,203)	(3,331)	57,544
Net income (loss)	16,446	19,162	(8,625)	(5,204)	21,779
Per share amounts:					
Basic	$ 0.93	$ 1.07	$ (0.48)	$ (0.29)	$ 1.22
Diluted	$ 0.89	$ 0.88	$ (0.48)	$ (0.29)	$ 1.17

	Fiscal 2001				
	First	Second	Third As Restated	Fourth As Restated	Total As Restated
Revenues	$217,067	$240,539	$104,658	$130,410	$692,674
Gross profit	79,069	85,513	38,034	49,112	251,728
Operating income (loss)	24,107	27,782	(3,967)	(8,847)	39,075
Net income (loss)	11,393	12,902	(4,908)	(7,456)	11,931
Per share amounts:					
Basic	$ 0.65	$ 0.74	$ (0.28)	$ (0.42)	$ 0.68
Diluted	$ 0.65	$ 0.73	$ (0.28)	$ (0.42)	$ 0.67

Inflation

Inflation has and is expected to have only a minor effect on our results of operations and our internal and external sources of liquidity.

Critical Accounting Policies

We believe the policies identified below are critical to our business and the understanding of its results of operations. The impact and any associated risks related to these policies on our business are discussed throughout MD&A where applicable. Refer to our notes to consolidated financial statements in Item 8 for detailed discussion on the application of these and other accounting policies. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect: a) the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements; and b) the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates on an ongoing basis and base them on a combination of historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. Our critical accounting policies that require significant judgments and estimates used in the preparation of our consolidated financial statements are as follows:

Catalog Costs and Related Amortization

We accumulate all direct costs incurred in the development, production and circulation of our catalogs on our balance sheet until such time as the related catalog is mailed, at which time, they are subsequently amortized into SG&A over the expected sales realization cycle, typically one year or less. Our initial estimation of the expected sales realization cycle for a particular catalog is based on, among other possible considerations, our historical sales experience with identical or similar catalogs and our assessment of prevailing economic conditions, and various competitive factors. We track our subsequent sales realization, reassess the marketplace, and compare our findings to our previous estimate and adjust our amortization going forward, if necessary.

Goodwill and Intangible Assets

At April 27, 2002, goodwill and intangible assets represented approximately 63% of our total assets. The recoverability of these assets requires considerable judgment and is evaluated on an annual basis or more frequently if events or circumstances indicate that the assets may be impaired. As it relates to goodwill and indefinite life intangible assets, we apply the impairment rules in accordance with SFAS No. 142. As required by SFAS No. 142, the recoverability of these assets is subject to a fair value assessment which includes several significant judgments regarding financial projections and comparable market values. As it relates to definite life intangible assets, we apply the impairment rules as required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Assets to Be Disposed Of" which also requires significant judgment and assumptions related to the expected future cash flows attributable to the intangible asset. The impact of modifying any of these assumptions can have a significant impact on the estimate of fair value and, thus, the recoverability of the asset.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 is effective for fiscal years beginning after December 31, 2001, with early adoption permitted. The adoption of SFAS No. 144 is not expected to have a material effect on our financial statements or financial position.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

Our financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and debt. Market risks relating to our operations result primarily from changes in interest rates. Our borrowings under our credit facility and our discount expense related to our receivable securitization are primarily dependent upon LIBOR rates. Assuming no change in our financial structure, if variable interest rates were to average 100 basis points higher during fiscal 2003, pre-tax earnings would decrease by approximately $2.8 million. This amount was determined by considering a hypothetical 100 basis point increase in interest rates on average variable-rate debt outstanding and the average advanced under the receivable securitization during fiscal 2002, excluding any impact of the swap agreement. The estimated fair value of long-term debt approximates its carrying value at April 27, 2002, with the exception of our convertible debt which at April 27, 2002 had a carrying value of $149.5 million and a fair market value of $168.6 million.

To manage interest rate risk on the variable rate borrowings under the revolving portion of our credit facility, we have historically entered into interest rate swap agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources." These interest rate swap agreements had the effect of locking in, for a specified period, the base interest rate we paid on a notional principal amount established in the swaps. As a result, while these hedging arrangements were structured to reduce our exposure to interest rate increases, it also limits the benefit we might otherwise have received from any interest rate decreases. The swaps were typically cash settled monthly, with interest expense adjusted for amounts paid or received. The swap agreements had the effect of increasing interest expense by approximately $0.9 million in fiscal 2002 and decreasing fiscal 2001 interest expense by approximately $0.5 million. We do not hold or issue derivative financial instruments for trading purposes.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of School Specialty, Inc.:

We have audited the accompanying consolidated balance sheets of School Specialty, Inc., and subsidiaries as of April 27, 2002 and April 28, 2001 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. Our audits also included the financial statement schedule for the years ended April 27, 2002 and April 28, 2001 listed in the Index at Item 14(a)(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2002 and 2001 consolidated financial statements present fairly, in all material respects, the financial position of School Specialty, Inc. and subsidiaries at April 27, 2002 and April 28, 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule for the years ended April 27, 2002 and April 28, 2001, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As described in Note 3 to the consolidated financial statements, on April 29, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". Also, as described in Note 15 to the consolidated financial statements, the accompanying 2001 financial statements have been restated.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
July 19, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders
of School Specialty, Inc.

In our opinion, the consolidated statements of operations, of shareholders' equity and of cash flows for the year ended April 29, 2000, present fairly, in all material respects, the results of operations and cash flows of School Specialty, Inc. and its subsidiaries for the fiscal year ended April 29, 2000, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 14(a)(2) presents fairly, in all material respects, the information set forth therein for the fiscal year ended April 29, 2000, when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota
June 9, 2000, except as to Note 3, which is as of April 29, 2001

SCHOOL SPECIALTY, INC.
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share Data)

	April 27, 2002	April 28, 2001 As Restated See Note 15
ASSETS		
Current assets:		
Cash and cash equivalents	$ 6,123	$ 5,688
Accounts receivable, less allowance for doubtful accounts of $2,719 and $3,523, respectively	34,356	40,358
Inventories	98,148	102,192
Deferred catalog costs	13,590	16,596
Prepaid expenses and other current assets	12,770	18,300
Deferred taxes	7,341	7,873
Total current assets	172,328	191,007
Property, plant and equipment, net	67,083	60,013
Goodwill, net	390,946	249,781
Intangible assets, net	35,457	5,090
Other	7,828	17,468
Total assets	$ 673,642	$ 523,359
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities – long-term debt	$ 4,471	$ 21,855
Accounts payable	47,097	57,896
Accrued compensation	16,712	7,989
Deferred revenue	10,681	1,771
Accrued restructuring	863	2,513
Other accrued liabilities	13,917	13,021
Total current liabilities	93,741	105,045
Long-term debt	285,592	176,183
Deferred taxes	23,139	2,879
Total liabilities	402,472	284,107
Commitments and contingencies (Note 10)		
Shareholders' equity:		
Preferred stock, $0.001 par value per share, 1,000,000 shares authorized; none outstanding	-	-
Common Stock, $0.001 par value per share, 150,000,000 shares authorized and 18,046,315 and 17,587,008 shares issued and outstanding, respectively	18	18
Capital paid-in excess of par value	208,053	198,119
Accumulated other comprehensive income	395	190
Retained earnings	62,704	40,925
Total shareholders' equity	271,170	239,252
Total liabilities and shareholders' equity	$ 673,642	$ 523,359

See accompanying notes to consolidated financial statements.

SCHOOL SPECIALTY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Per Share Amounts)

	For the Fiscal Year Ended		
	April 27, 2002 (52 weeks)	April 28, 2001 (52 weeks) As Restated See Note 15	April 29, 2000 (53 weeks)
Revenues	$ 767,387	$ 692,674	$ 639,271
Cost of revenues	473,407	440,946	406,043
Gross profit	293,980	251,728	233,228
Selling, general and administrative expenses	236,436	208,153	184,586
Restructuring costs	–	4,500	–
Operating income	57,544	39,075	48,642
Other (income) expense:			
Interest expense	17,321	16,983	13,342
Interest income	(42)	(128)	(191)
Other	3,965	1,214	1,856
Income before provision for income taxes	36,300	21,006	33,635
Provision for income taxes	14,521	9,075	15,120
Net income	$ 21,779	$ 11,931	$ 18,515
Weighted average shares outstanding:			
Basic	17,917	17,495	17,429
Diluted	18,633	17,782	17,480
Net income per share:			
Basic	$ 1.22	$ 0.68	$ 1.06
Diluted	$ 1.17	$ 0.67	$ 1.06

See accompanying notes to consolidated financial statements.

SCHOOL SPECIALTY, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousands)

	Common Stock Shares	Common Stock Dollars	Capital Paid-in Excess of Par Value	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity	Total Comprehensive Income (Loss)
Balance at April 24, 1999	17,229	$ 17	$ 192,196	$ (5)	$ 10,479	$ 202,687	
Issuance of common stock	151	-	2,225	-	-	2,225	
Issuance of common stock in conjunction with stock option exercises	55	-	896	-	-	896	
Tax benefit on option exercises	-	-	22	-	-	22	
Issuance of common stock in conjunction with acquisitions	57	-	1,178	-	-	1,178	
Retirement of common stock	(27)	-	(505)	-	-	(505)	
Foreign currency translation adjustment	-	-	-	(25)	-	(25)	$ (25)
Net income	-	-	-	-	18,515	18,515	18,515
Total comprehensive income							$ 18,490
Balance at April 29, 2000	17,465	17	196,012	(30)	28,994	224,993	
Issuance of common stock in conjunction with stock option exercises	133	1	2,113	-	-	2,114	
Tax benefit on option exercises	-	-	262	-	-	262	
Retirement of common stock	(11)	-	(268)	-	-	(268)	
Foreign currency translation adjustment	-	-	-	30	-	30	$ 30
Unrealized gain on available-for-sale securities, net of tax	-	-	-	190	-	190	190
Net income, as restated	-	-	-	-	11,931	11,931	11,931
Total comprehensive income							$ 12,151
Balance at April 28, 2001, As Restated	17,587	18	198,119	190	40,925	239,252	
Issuance of common stock in conjunction with stock option exercises	339	-	5,869	-	-	5,869	
Tax benefit on option exercises	-	-	1,365	-	-	1,365	
Issuance of common stock in conjunction with acquisition	120	-	2,700	-	-	2,700	
Foreign currency translation adjustment	-	-	-	395	-	395	$ 395
Reclassification adjustment for losses on available-for-sale securities included in net income, net of tax	-	-	-	(190)	-	(190)	(190)
Net income	-	-	-	-	21,779	21,779	21,779
Total comprehensive income							$ 21,984
Balance at April 27, 2002	18,046	$ 18	$ 208,053	$ 395	$ 62,704	$ 271,170	

See accompanying notes to consolidated financial statements.

SCHOOL SPECIALTY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	For the Fiscal Year Ended		
	April 27, 2002 (52 weeks)	April 28, 2001 (52 weeks) As Restated See Note 15	April 29, 2000 (53 weeks)
Cash flows from operating activities:			
Net income	$ 21,779	$ 11,931	$ 18,515
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	11,198	14,962	11,839
Amortization of debt fees and other	2,410	1,078	671
Deferred taxes	8,335	3,831	5,746
Restructuring costs, net of payments	(1,650)	2,448	(2,687)
Loss (gain) on disposal of property, equipment and other	1,397	(55)	596
Loss on sale of available-for-sale securities	329	-	-
Loss on impairment of investment	1,657	-	1,500
Changes in current assets and liabilities (net of assets acquired and liabilities assumed in business combinations accounted for under the purchase method):			
Accounts receivable	12,472	10,968	844
Inventories	5,195	(8,478)	(6,137)
Prepaid expenses and other current assets	7,404	(5,147)	(6,559)
Accounts payable	(12,024)	7,471	9,943
Accrued liabilities	17,111	(2,992)	(3,295)
Net cash provided by operating activities	75,613	36,017	30,976
Cash flows from investing activities:			
Cash paid in acquisitions, net of cash acquired	(162,248)	(113,062)	(1,292)
Additions to property, plant and equipment	(12,110)	(15,200)	(17,351)
Proceeds from business dispositions, net of cash disposed	1,500	3,538	-
Proceeds from disposal of property and equipment	1,335	6,632	-
Proceeds from sale of available-for-sale securities	9,572	-	-
Proceeds from note receivable	1,115	108	118
Investment in long-term assets	-	(924)	(8,703)
Net cash used in investing activities	(160,836)	(118,908)	(27,228)
Cash flows from financing activities:			
Proceeds from borrowings	259,800	222,622	186,200
Repayment of debt and capital leases	(324,112)	(188,547)	(198,192)
Proceeds from convertible debt offering	149,500	-	-
Proceeds from sale of accounts receivable	-	50,000	-
Payment of debt fees	(5,399)	(1,493)	-
Proceeds from exercise of stock options	5,869	2,114	896
Repurchase of common stock	-	(268)	(505)
Proceeds from issuance of common stock	-	-	2,225
Net cash provided by (used in) financing activities	85,658	84,428	(9,376)
Net increase (decrease) in cash and cash equivalents	435	1,537	(5,628)
Cash and cash equivalents at beginning of period	5,688	4,151	9,779
Cash and cash equivalents at end of period	$ 6,123	$ 5,688	$ 4,151
Non-cash investing activities:			
Common stock received for net assets sold in business disposition	$ -	$ 9,901	$ -
Supplemental disclosures of cash flow information:			
Interest paid	$ 15,493	$ 15,976	$ 13,215
Income taxes paid	$ 2,533	$ 8,992	$ 13,255

SCHOOL SPECIALTY, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS—(Continued)
(In Thousands)

The Company issued common stock and/or cash in connection with certain business combinations accounted for under the purchase method in the fiscal years ended April 27, 2002, April 28, 2001, and April 29, 2000. The fair values of the assets and liabilities of the acquired companies are presented as follows:

	For the Fiscal Year Ended		
	April 27, 2002 (52 weeks)	April 28, 2001 (52 weeks)	April 29, 2000 (53 weeks)
Accounts receivable	$ 6,835	$ 27,725	$ 2,091
Inventories	3,819	8,680	1,434
Current deferred tax assets	386	-	-
Prepaid expenses and other current assets	1,086	5,143	65
Property, plant and equipment	7,202	5,922	178
Goodwill	135,342	75,504	2,214
Intangible assets	33,877	2,750	-
Other assets	49	20	13
Short-term debt and capital lease obligations	(2,483)	(1,217)	-
Accounts payable	(624)	(3,036)	(1,881)
Accrued liabilities	(5,940)	(4,863)	(759)
Long-term debt and capital lease obligations	(342)	(566)	(885)
Long-term deferred tax liabilities	(13,147)	-	-
Net assets acquired	$166,060	$116,062	$ 2,470
The acquisitions were funded as follows:			
Common stock	$ 2,700	$ -	$ 1,178
Cash paid, net of cash acquired (1)	159,248	113,062	1,292
Note and other payable to selling shareholders	4,112	3,000	-
Total	$166,060	$116,062	$ 2,470

(1) Fiscal 2002 cash paid in acquisitions, net of cash acquired, as reported within cash flows from investing activities, includes the payment of the fiscal 2001 note payable to selling shareholders.

See accompanying notes to consolidated financial statements.

(In Thousands, Except Per Share Amounts)

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION

School Specialty, Inc. (the "Company"), is a Wisconsin corporation. The Company reincorporated from Delaware to Wisconsin effective August 29, 2000. The Company is primarily a direct marketer of supplemental education supplies to schools and teachers for pre-kindergarten through twelfth grade.

The accompanying consolidated financial statements and related notes to consolidated financial statements include the accounts of School Specialty, Inc., its subsidiaries and the companies acquired in business combinations accounted for under the purchase method from their respective dates of acquisition. All significant inter-company accounts and transactions have been eliminated.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Definition of Fiscal Year

The Company's fiscal year ends on the last Saturday in April in each year. As used in these consolidated financial statements and related notes to consolidated financial statements, "fiscal 2002," "fiscal 2001," and "fiscal 2000" refer to the Company's fiscal years ended April 27, 2002 (52 weeks), April 28, 2001 (52 weeks), and April 29, 2000 (53 weeks), respectively.

Cash and Cash Equivalents

The Company considers cash investments with original maturities of three months or less from the date of purchase to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market with cost generally determined on a weighted-average basis and consist primarily of products held for sale.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Additions and improvements are capitalized, whereas, maintenance and repairs are expensed as incurred. Depreciation of property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives range from twenty-five to forty years for buildings and its components and three to fifteen years for furniture, fixtures and equipment. Property and equipment leased under capital leases is being amortized over the lesser of its useful life or its lease term. As required by Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and Assets to be Disposed of," the Company reviews property, plant and equipment for impairment if events or circumstances indicate an asset might be impaired.

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired in business combinations accounted for under the purchase method. The Company adopted SFAS No. 142 at the beginning of fiscal 2002.

As a result of this adoption, goodwill is no longer subject to amortization but rather must be tested for impairment annually or more frequently if events or circumstances indicate goodwill might be impaired. Prior to fiscal 2002, goodwill was amortized using the straight-line method over fifteen to forty years. Other amortizable intangible assets include customer relationships, non-compete agreements and order backlog and are being amortized over their estimated useful lives ranging from one to fifteen years. Certain other intangible assets are not subject to amortization. See note on goodwill and other intangible assets.

Investments

The Company held a preferred stock investment in a company which had been accounted for under the cost method. Under this method, the Company's investment was stated at cost and was periodically evaluated for impairment. As a result of these evaluations, the Company has written-off this investment due to the deteriorating financial condition of the company, reporting impairment changes of $1,657 and $1,500 during fiscal 2002 and fiscal 2000, respectively, within other expense in the consolidated statements of operations.

The Company had an investment in the common stock of Riverdeep Group plc, which was classified and accounted for as an available-for-sale security under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized holding gains, net of tax, related to this investment were reported as other comprehensive income, a component of shareholders' equity. During fiscal 2002, the investment was sold, resulting in a realized pre-tax loss of $329.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value.

Income Taxes

Income taxes have been computed utilizing the asset and liability approach which requires the recognition of deferred tax assets and liabilities for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Revenue Recognition

Revenue is recognized upon the delivery of products or upon the completion of services provided to customers.

Cost of Revenues

Rebates received from vendors are recognized as a reduction in cost of revenues.

Deferred Catalog Costs

Deferred catalog costs represent costs which have been paid to produce Company catalogs which will be used in/benefit future periods. Deferred catalog costs are amortized in amounts proportionate to expected revenues over the life of the catalog, which is typically one year or less. Amortization expense related to deferred catalog costs is included in the consolidated statement of operations as a component of selling, general and administrative

(In Thousands, Except Per Share Amounts)

expenses. Such amortization expense for fiscal years 2002, 2001 and 2000, was $28,658, $22,905, and $16,076, respectively.

Shipping and Handling Costs

The Company accounts for shipping and handling costs as a cost of revenues for shipments made directly from vendors to customers. For shipments from the Company's warehouses, the Company accounts for shipping and handling costs as a selling, general and administrative expense. The amount of shipping and handling costs in selling, general and administrative expenses for fiscal years 2002, 2001 and 2000 was $29,909, $28,561, and $23,410, respectively.

Foreign Currency Translation

The financial statements of foreign subsidiaries have been translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Resulting translation adjustments are included in foreign currency translation adjustment, a component of other comprehensive income.

New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with early adoption permitted. The adoption of SFAS No. 144 is not expected to have a material effect on the Company's financial statements or financial position.

Reclassifications

Certain amounts previously reported have been reclassified to conform with the current year presentation.

NOTE 3—GOODWILL AND OTHER INTANGIBLE ASSETS

Effective at the beginning of fiscal 2002, the Company adopted SFAS No. 142, which resulted in goodwill no longer being subject to amortization, but rather an annual impairment test. The following information presents what reported net income, basic earnings per share ("basic EPS") and diluted earnings per share ("diluted EPS") would have been had SFAS No. 142 been adopted at the beginning of fiscal 2000:

SCHOOL SPECIALTY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Per Share Amounts)

	Fiscal 2002	Fiscal 2001	Fiscal 2000
Reported net income	$ 21,779	$ 11,931	$18,515
Add back: Goodwill amortization, net of tax	-	5,046	4,498
Adjusted net income	$ 21,779	$ 16,977	$23,013
Basic EPS:			
Reported basic EPS	$ 1.22	$ 0.68	$ 1.06
Goodwill amortization	-	0.29	0.26
Adjusted basic EPS	$ 1.22	$ 0.97	$ 1.32
Diluted EPS:			
Reported diluted EPS	$ 1.17	$ 0.67	$ 1.06
Goodwill amortization	-	0.28	0.26
Adjusted diluted EPS	$ 1.17	$ 0.95	$ 1.32

The following table presents details of the Company's intangible assets, excluding goodwill:

April 27, 2002	Gross Value	Accumulated Amortization	Net Book Value
Amortizable intangible assets:			
Customer relationships	$ 19,384	$ (420)	$ 18,964
Non-compete agreements	3,221	(793)	2,428
Order backlog and other	1,452	(464)	988
Total amortizable intangible assets	24,057	(1,677)	22,380
Non-amortizable intangible assets:			
Perpetual license agreement	12,700	-	12,700
Other	377	-	377
Total non-amortizable intangible assets	13,077	-	13,077
Total intangible assets	$ 37,134	$ (1,677)	$ 35,457

April 28, 2001	Gross Value	Accumulated Amortization	Net Book Value
Amortizable intangible assets:			
Non-compete agreements	$ 2,851	$ (327)	$ 2,524
Other	4,362	(1,796)	2,566
Total intangible assets	$ 7,213	$ (2,123)	$ 5,090

Intangible amortization expense included in selling, general and administrative expenses for fiscal years 2002, 2001 and 2000 was $1,131, $1,518 and $1,399, respectively.

(In Thousands, Except Per Share Amounts)

Estimated intangible amortization expense for each of the five succeeding fiscal years is estimated to be:

2003	$2,497
2004	2,044
2005	1,995
2006	1,765
2007	1,344

The following information presents changes to net goodwill during the period beginning April 30, 2000 through April 27, 2002:

Segment	Balance at April 30, 2000	Acquired	Business Dispositions	Amortization	Adjustments	Balance at April 28, 2001	Acquired	Adjustments	Balance at April 27, 2002
Traditional	$110,282	$46,709	$ -	$ (3,418)	$ -	$153,573	$ 747	$ 5,596	$159,916
Specialty	72,208	28,795	(2,636)	(2,503)	344	96,208	134,032	790	231,030
Total	$182,490	$75,504	$ (2,636)	$ (5,921)	$ 344	$249,781	$134,779	$ 6,386	$390,946

During fiscal 2001, the Company sold the SmartStuff division for a pre-tax gain for approximately $500, which included the disposition of net goodwill of $963, and the Gresswell division, a pre-tax loss of approximately $700, which included the disposition of net goodwill of $1,673. The adjustments during fiscal 2001 in the Specialty segment primarily represent the accrual of additional purchase price consideration associated with the Company's acquisition of Scantron Quality Computers. The adjustments during fiscal 2002 in the Traditional segment represent the reclassification of the net book value of previously recorded intangible assets to goodwill upon adoption of SFAS No. 142 of $2,381. The balance of the adjustments within the Traditional segment represent the final allocation of purchase price associated with the acquisition of J.L. Hammett. The Specialty segment adjustments during fiscal 2002 represent additional cash consideration paid to the former owners of Global Video of $210 and final purchase accounting adjustments of $170. The balance of the fiscal 2002 adjustments represent foreign currency translation.

NOTE 4—BUSINESS COMBINATIONS

On December 21, 2001, the Company acquired all of the issued and outstanding shares of capital stock of Premier Agendas, Inc. and Premier School Agendas Ltd., Agenda Scolaire Premier Ltee (together "Premier Agendas"). Premier Agendas, headquartered in Bellingham, Washington, is the largest provider of academic agendas in the United States and Canada. The Company expects the acquisition to create synergies with the existing student agenda brands Time Tracker and Hammond & Stephens. The aggregate purchase price, net of cash acquired, of $155,931, includes a $4,012 six-month note payable to the former owners of Premier Agendas that bears interest at two percent over LIBOR. The balance of the purchase price was funded primarily through borrowings under the Company's existing credit facility. The results of this acquisition have been included in the consolidated financial statements and are part of the Specialty segment results since the date of acquisition. The Company is in the process of finalizing restructuring related plans as a result of the acquisition and expects these and other adjustments to occur in fiscal 2003.

The total purchase price was allocated to the tangible and intangible assets and liabilities acquired based upon their respective fair values as of the closing date of the acquisition. A preliminary allocation of the purchase price has been made to major categories of assets and liabilities as follows:

(In Thousands, Except Per Share Amounts)

Current assets	$ 11,166
Property, plant and equipment and other	6,684
Identifiable intangible assets	32,077
Goodwill	127,869
Liabilities assumed	(21,865)
	$ 155,931

Details of the acquired identifiable intangible assets as part of the Premier Agendas acquisition are as follows:

Acquired Intangibles	Allocated Value	Amortization Life
Amortizable intangibles:		
Customer relationships	$ 18,900	15 years
Order backlog	400	1 year
Non-compete agreements	77	2 years
Total	19,377	14.7 years
Non amortizable intangibles:		
Perpetual license agreement	12,700	N/A
Total acquired intangibles	$ 32,077	N/A

The above acquired intangible valuations are based on a third-party valuation. In addition to the above intangible assets, the Company preliminarily recorded $127,869 of goodwill related to the Premier Agendas acquisition, which will not be deductible for income tax purposes.

Also during fiscal 2002, the Company acquired three other businesses, accounted for under the purchase method of accounting, for a total purchase price, net of cash acquired, of $9,566 including $300 paid for non-compete agreements. The following transactions were paid for with cash and 120 shares of School Specialty, Inc. common stock:

- April 2002 – Certain assets of the K-12 wholesale business of Bradburn School Supply, Inc., a marketer of supplemental educational supplies which will be operated from the Greenville, Wisconsin facility. Results are included in the Traditional segment since the date of acquisition.
- October 2001 – Premier Science, a start-up science curriculum company which will be operated from the Mansfield, Ohio facility. Results are included in the Specialty segment since the date of acquisition.
- May 2001 – Envision, Inc., based in Grand Junction, Colorado, a designer, producer and marketer of student agenda books. Results are included in the Specialty segment since the date of acquisition. The purchase price included 120 shares of School Specialty, Inc. common stock.

The acquisitions resulted in goodwill of approximately $6,910, which is fully deductible for tax purposes. The resulting goodwill from the Bradburn acquisition of $747 is included in the Traditional segment, and the goodwill from the Premier Science and Envision acquisitions of $6,163 is included in the Specialty segment.

(In Thousands, Except Per Share Amounts)

During fiscal 2001, the Company made two acquisitions accounted for under the purchase method for an aggregate purchase price, net of cash acquired, of $116,625, including $2,750 paid for non-compete agreements. The above purchase price includes subsequent cash payments related to final purchase price adjustments of $3,210 and $353, which were made during fiscal 2002. The businesses acquired were:

- November 2000 – Certain assets of the K-12 wholesale business of the J.L. Hammett Company, a marketer of supplemental educational supplies, with operations in Lyons, New York and Southaven, Mississippi. Results are included in the Traditional segment since the date of acquisition.
- June 2000 – Global Video, LLC, a designer, producer and marketer of educational videos, based in Tempe, Arizona. Results are included in the Specialty segment since the date of acquisition.

Goodwill resulting from the above two transactions, including the affect of the fiscal 2002 adjustments, which is expected to be fully deductible for tax purposes, was approximately $79,098, of which, $49,923 has been allocated to the Traditional segment and $29,175 to the Specialty segment.

During fiscal 2000, the Company made two acquisitions accounted for under the purchase method for an aggregate purchase price, net of cash acquired, of $2,470. The following transactions were paid for with cash and 57 shares of School Specialty, Inc. common stock:

- May 1999 – Audio Graphic Systems, a marketer of school furnishings and audio/visual equipment located in Ontario, California. Results are included in the Traditional segment since the date of acquisition.
- December 1999 – Scantron Quality Computers, Inc., a marketer and developer of educational software located in St. Claire Shores, Michigan. Results are included in the Specialty segment since the date of acquisition.

Goodwill resulting from the Audio Graphic Systems acquisition of $1,934, which is included in the Traditional segment, is not deductible for tax purposes. Goodwill of $624 resulting from the Scantron acquisition is fully deductible for tax purposes and is included in the Specialty segment.

The following information presents the unaudited pro forma results of operations of the Company for fiscal 2002 and 2001, and includes the Company's consolidated results of operations and the results of the companies acquired during fiscal 2002 and fiscal 2001 as if all such purchase acquisitions had been made at the beginning of fiscal 2001, with the exception of the historical results from the Bradburn and Premier Science acquisitions, which have been excluded as they are immaterial. The results presented below include certain pro forma adjustments to reflect the amortization of goodwill (if the transaction occurred during fiscal 2001) and amortizable intangible assets, adjustments to interest expense, and the inclusion of an income tax provision on all earnings:

	Fiscal 2002	Fiscal 2001
Revenues	$851,260	$864,797
Net income	32,503	16,572
Net income per share:		
Basic	$ 1.81	$ 0.94
Diluted	$ 1.66	$ 0.93

(In Thousands, Except Per Share Amounts)

The unaudited pro forma results of operations are prepared for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisitions occurred at the beginning of fiscal 2001 or the results that may occur in the future.

NOTE 5—RESTRUCTURING COSTS

During 1999, the Company recorded a restructuring charge of $4,200 to consolidate warehousing, customer service and sales operations. During fiscal years 2000 and 1999, the Company terminated 43 and 152 employees, respectively, under this plan.

During the fourth quarter of fiscal 2001, the Company recorded a restructuring charge of $4,500 to close redundant facilities and for related severance costs. The Company terminated 76 employees under this plan during fiscal 2001. Remaining payments primarily relate to commitments on a leased facility which expires in April 2005.

Selected information related to the above restructurings is as follows:

	Facility Closure and Consolidation	Severance and Terminations	Other Costs	Total
Balance at April 24, 1999	$ 1,101	$ 1,285	$ 366	$ 2,752
Utilizations	(1,084)	(1,245)	(358)	(2,687)
Balance at April 29, 2000	17	40	8	65
Additions	2,391	1,544	565	4,500
Utilizations	(714)	(784)	(554)	(2,052)
Balance at April 28, 2001	1,694	800	19	2,513
Utilizations	(991)	(640)	(19)	(1,650)
Balance at April 27, 2002	$ 703	$ 160	$ -	$ 863

NOTE 6—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	April 27, 2002	April 28, 2001
Land	$ 538	$ 678
Projects in progress	6,108	4,428
Buildings and leasehold improvements	29,263	28,460
Furniture, fixtures, and other	33,514	23,915
Machinery and warehouse equipment	21,764	18,643
	91,187	76,124
Less: Accumulated depreciation	(24,104)	(16,111)
Net property, plant and equipment	$ 67,083	$ 60,013

Depreciation expense for fiscal years 2002, 2001 and 2000 was $10,067, $7,523, and $5,523, respectively.

(In Thousands, Except Per Share Amounts)

NOTE 7—DEBT

Long-Term Debt

Long-term debt consists of the following:

	April 27, 2002	April 28, 2001
Credit facility	$ 118,000	$ 179,002
Convertible debt	149,500	-
Sale-leaseback obligations	18,015	18,255
Notes payable	4,136	136
Capital lease obligations	412	645
	290,063	198,038
Less: Current maturities	(4,471)	(21,855)
Total long-term debt	$ 285,592	$ 176,183

On September 30, 1998, the Company entered into a five year secured $350,000 credit facility (the "credit facility") with a syndicate of financial institutions, led by Bank of America, N.A. as Agent, consisting of a $250,000 revolving loan and a $100,000 term loan. Interest accrues at a rate of, at the Company's option, either (i) LIBOR plus an applicable margin of up to 2.25%, or (ii) the lender's base rate plus an applicable margin of up to 1.00%, plus a fee of up to 0.5% on the unborrowed amount under the revolving loan. The credit facility is secured by substantially all of the assets of the Company and contains certain financial covenants. The Company was in compliance with these covenants at April 27, 2002. At April 27, 2002, the balance outstanding under the credit facility was $118,000 on the revolving loan. The term loan was paid in full during fiscal 2002. The effective interest rate under the credit facility for fiscal 2002 was 6.44%, which includes amortization of the loan origination fee and commitment fee on unborrowed funds, and excludes the effect of the interest rate swap agreement disclosed below.

On July 30, 2001, the Company sold an aggregate principal amount of $130,000 of 6.0% convertible subordinated notes of the Company due in full August 1, 2008. The notes are convertible at any time prior to maturity into shares of School Specialty, Inc. common stock at a conversion price of $32.29 per share and accrue interest payable semi-annually. There are no scheduled principal payments due prior to maturity. Net proceeds from the sale of these notes was $125,675. On August 2, 2001, the purchasers of the notes exercised their over-allotment option in full and purchased an additional $19,500 aggregate principal amount of the notes, with net proceeds of $18,915. The Company used the total net proceeds from the offering of $144,590 to repay a portion of the debt outstanding under the credit facility.

In November 2000, the Company entered into two sale-leaseback transactions which are accounted for as financings due to a technical default provision within the leases which could allow for continuing ownership involvement by the Company in the two properties. Under the agreements, the Company recorded debt of $18,525, which has an effective interest rate of 8.97%, excluding amortization of loan fees. The leases expire in November 2020.

The Company entered into an interest rate swap agreement on December 13, 2000 (effective date of January 2, 2001), with The Bank of New York covering $50,000 of the outstanding borrowings under the credit facility. On April 29, 2001, the Company began accounting for the swap in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which requires derivative instruments, such as this interest rate swap, to be recorded on the balance sheet as either an asset or a liability measured at fair value. The swap was designated as a cash flow hedge and was considered highly effective throughout its term. As a result

(In Thousands, Except Per Share Amounts)

of adopting SFAS No. 133, the Company recognized the fair value of the swap liability of $660 ($396 net of tax) with the net of tax offset to accumulated other comprehensive income (loss) on the date of adoption. Subsequent net of tax changes in the swap's fair value of $163 were recorded as a component of accumulated other comprehensive loss during fiscal 2002, all of which was reclassified to the fiscal 2002's consolidated statement of operations when the hedged item affected earnings. The swap agreement fixed the 30-day LIBOR interest rate at 6.07 percent per annum on the $50,000 notional amount and had a one-year term which expired on January 2, 2002.

On October 28, 1998, the Company entered into an interest rate swap agreement with The Bank of New York covering $50,000 of the outstanding credit facility. The agreement fixed the 30-day LIBOR interest rate at 4.37% per annum on a $50,000 notional amount and had a three year term that was cancelable by The Bank of New York on the second anniversary. On October 30, 2000, The Bank of New York cancelled the swap agreement.

As a result of the above swap agreements, interest expense was increased (decreased) in fiscal years 2002, 2001 and 2000 by $931, $(484) and $(592), respectively.

The carrying value of variable rate long-term debt approximates fair value. The convertible subordinated notes had a fair value at April 27, 2002 of $168,561, determined using the closing bid price as reported on the National Association of Securities Dealers' Portal Market on April 27, 2002.

Maturities of Long-Term Debt

Maturities of long-term debt, including capital lease obligations for our fiscal years, are as follows:

2003	$ 4,471
2004	118,460
2005	477
2006	431
2007	529
Thereafter	165,695
Total maturities of long-term debt	$ 290,063

NOTE 8—SECURITIZATION OF ACCOUNTS RECEIVABLE

The Company and certain of its U.S. subsidiaries entered into an agreement (the "Receivables Facility") in November 2000 with a financial institution whereby it sells on a continuous basis an undivided interest in all eligible trade accounts receivable. Pursuant to the Receivables Facility, the Company formed New School, Inc. ("NSI"), a wholly-owned, special purpose, bankruptcy-remote subsidiary. As such, the assets of NSI will be available first and foremost to satisfy the claims of the creditors of NSI. NSI was formed for the sole purpose of buying and selling receivables generated by the Company and certain subsidiaries of the Company. Under the Receivables Facility, the Company and certain subsidiaries transfer without recourse all their accounts receivables to NSI. NSI, in turn, has sold and, subject to certain conditions, may from time to time sell an undivided interest in these receivables and is permitted to receive advances of up to $50,000 for the sale of such undivided interest. The Company receives a fee from the financial institution for billing and collection functions, which remain the responsibility of the Company, that approximates fair value. The agreement initially expired in November 2001. In November 2001 it was amended to extend the expiration to November 19, 2002. On May 2, 2002, the Receivables Facility was amended to allow NSI to receive advances up to $100,000 under the Receivables Facility. Our

(In Thousands, Except Per Share Amounts)

retained interests in the receivables sold are recorded at fair value, which approximates cost, due to the short-term nature of the receivables sold.

This two-step transaction is accounted for as a sale of receivables under the provision of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." There was $50,000 advanced under the Receivables Facility at April 27, 2002 and April 28, 2001, and accordingly, that amount of accounts receivable has been removed from the consolidated balance sheets. Costs associated with the sale of receivables, primarily related to the discount and loss on sale, were $1,985 and $1,389 and are included in other expenses in the consolidated statement of operations for fiscal years 2002 and 2001, respectively.

NOTE 9—INCOME TAXES

The provision for income taxes consists of:

	Fiscal 2002	Fiscal 2001	Fiscal 2000
Current income tax expenses:			
Federal	$ 4,485	$ 3,834	$ 7,371
State	1,701	1,410	2,003
	6,186	5,244	9,374
Deferred income tax expense	8,335	3,831	5,746
Total provision for income taxes	$ 14,521	$ 9,075	$ 15,120

Deferred taxes are comprised of the following:

	April 27, 2002	April 28, 2001
Current deferred tax assets (liabilities):		
Inventory	$ 2,855	$ 4,028
Allowance for doubtful accounts	1,374	1,493
Net operating loss carryforward	1,375	1,493
Accrued liabilities	(613)	(885)
Accrued restructuring	334	994
Charitable contribution carryforward	2,016	750
Total current deferred tax assets	7,341	7,873
Long-term deferred tax assets (liabilities):		
Net operating loss carryforward	1,494	2,284
Property and equipment	(3,267)	(1,361)
Intangible assets	(21,366)	(4,402)
Unrealized loss on investment	-	600
Total long-term deferred tax liabilities	(23,139)	(2,879)
Net deferred tax (liabilities) assets	$ (15,798)	$ 4,994

The Company has federal net operating loss carryforwards of approximately $5,387, on a consolidated basis, which expire during fiscal years 2011-2013. The carryforwards are also subject to an annual federal limitation on utilization pursuant to IRS Code Section 382 of approximately $3,900. The Company has state and foreign net operating losses of approximately $11,682, which will expire during fiscal years 2007-2022.

The Company's effective income tax rate varied from the U.S. federal statutory tax rate as follows:

(In Thousands, Except Per Share Amounts)

	Fiscal 2002	Fiscal 2001	Fiscal 2000
U.S. federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	4.5%	4.5	4.6
Non-deductible goodwill and intangible amortization	-	6.2	5.4
Impact of divestitures	-	(2.5)	-
Other	0.5%	-	-
Effective income tax rate	40.0%	43.2%	45.0%

NOTE 10—OPERATING LEASE COMMITMENTS

The Company leases various types of warehouse and office facilities and equipment, under noncancelable lease agreements which expire at various dates. Future minimum lease payments under noncancelable operating leases for our fiscal years are as follows:

2003	$ 8,023
2004	6,178
2005	6,019
2006	5,180
2007	4,791
Thereafter	23,003
Total minimum lease payments	$ 53,194

Rent expense for fiscal 2002, 2001 and 2000, was $8,398, $6,527, and $5,535, respectively.

NOTE 11—EMPLOYEE BENEFIT PLANS

On June 9, 1998, the Company implemented the School Specialty, Inc. 401(k) Plan (the "401(k) Plan") which allows employee contributions in accordance with Section 401(k) of the Internal Revenue Code. The Company matches a portion of employee contributions and virtually all full-time employees are eligible to participate in the 401(k) Plan after 90 days of service. In fiscal years 2002, 2001, and 2000, the Company's matching contribution expense was $670, $657, and $564, respectively.

NOTE 12—SHAREHOLDERS' EQUITY

Earnings Per Share ("EPS")

Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities to issue common stock were exercised. The following information presents the Company's computations of basic and diluted EPS for the periods presented in the consolidated statements of operations:

(In Thousands, Except Per Share Amounts)

	Income (Numerator)	Shares (Denominator)	Per Share Amount
Fiscal 2002:			
Basic EPS	$ 21,779	17,917	$ 1.22
Effect of dilutive employee stock options	-	716	
Diluted EPS	$ 21,779	18,633	$ 1.17
Fiscal 2001:			
Basic EPS	$ 11,931	17,495	$ 0.68
Effect of dilutive employee stock options	-	287	
Diluted EPS	$ 11,931	17,782	$ 0.67
Fiscal 2000:			
Basic EPS	$ 18,515	17,429	$ 1.06
Effect of dilutive employee stock options	-	51	
Diluted EPS	$ 18,515	17,480	$ 1.06

The Company had additional employee stock options outstanding of 128, 259, and 948 during fiscal 2002, 2001 and 2000, respectively, that were not included in the computation of diluted EPS because they were anti-dilutive. Additionally, the impact of the conversion of the convertible debt to common stock has been excluded from the computation of fiscal 2002 diluted EPS because the impact was anti-dilutive.

Stock Offerings

On April 16, 1999, the Company issued 2,400 shares in conjunction with a secondary public offering for net proceeds of $40,820. On May 17, 1999, the underwriters of the Company's secondary offering exercised their over allotment option for 151 shares of Company stock at $17.25 per share for net proceeds of $2,225.

Employee Stock Plans

On June 10, 1998, the Company's Board of Directors approved the School Specialty, Inc. 1998 Stock Incentive Plan (the "Plan"). The purpose of the Plan is to provide directors, officers, key employees and consultants with additional incentives by increasing their ownership interests in the Company. The maximum number of options available for grant under the Plan, is equal to 20% of the Company's outstanding common stock. The maximum number of options available for grant in any fiscal year under the Plan is 1,200 shares.

The Company accounts for options issued in accordance with Accounting Principles Board Opinion No. 25. Accordingly, because the exercise prices of the options is equal to the market price on the date of grant, no compensation expense has been recognized for the options granted to employees and directors. Had compensation expense related to the Company's stock option grants to employees and directors been recognized based upon the fair value of the stock options on the grant date under the methodology prescribed by SFAS No. 123 "Accounting for Stock Based Compensation", the Company's net income and net income per share would have been impacted as indicated in the following table:

(In Thousands, Except Per Share Amounts)

	Fiscal 2002	Fiscal 2001	Fiscal 2000
Net income:			
As reported	$ 21,779	$ 11,931	$ 18,515
Pro forma	18,923	9,197	14,954
EPS:			
As reported:			
Basic	$ 1.22	$ 0.68	$ 1.06
Diluted	$ 1.17	$ 0.67	$ 1.06
Pro forma:			
Basic	$ 1.06	$ 0.53	$ 0.86
Diluted	$ 1.02	$ 0.52	$ 0.86

The fair value of options granted (which is amortized to expense over the option vesting period in determining the pro forma impact) is estimated on the date of grant using the Black-Scholes single option pricing model with the following weighted average assumptions:

	Fiscal 2002	Fiscal 2001	Fiscal 2000
Expected life of option	7 years	7 years	7 years
Risk free interest rate	4.85%	5.30%	6.49%
Expected volatility of stock	58.38%	59.58%	67.14%

The weighted-average fair value of options granted during fiscal years 2002, 2001 and 2000 was $15.53, $11.98, and $11.45, respectively.

A summary of option transactions follows:

(In Thousands, Except Per Share Amounts)

	Options Outstanding		Options Exercisable	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Balance at April 24, 1999	2,366	$ 16.70	118	$23.39
Granted	803	16.23		
Exercised	(55)	16.21		
Canceled	(50)	20.20		
Balance at April 29, 2000	3,064	16.53	1,973	$16.20
Granted	243	18.58		
Exercised	(133)	15.83		
Canceled	(108)	16.99		
Balance at April 28, 2001	3,066	16.70	2,173	$16.47
Granted	338	24.67		
Exercised	(345)	17.47		
Canceled	(55)	17.97		
Balance at April 27, 2002	3,004	$ 17.48	2,192	$16.44

The following table summarizes information about stock options outstanding at April 27, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options	Weighted-Average Life	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
\$12.00 - \$15.00	263	7.16	$14.37	135	$14.40
\$15.50 - \$15.50	1,484	6.12	15.50	1,484	15.50
\$15.63 - \$20.31	794	7.48	17.89	461	17.74
\$21.78 - \$59.84	463	8.28	24.91	112	26.06
	3,004	6.90	$17.48	2,192	$16.44

Options granted are generally exercisable beginning one year from the date of grant in cumulative yearly amounts of twenty-five percent of the shares granted and generally expire ten years from the date of grant. Options granted to directors and non-employee officers of the Company vest over a three year period, twenty percent after the first year, fifty percent (cumulative) after the second year and one-hundred percent (cumulative) after the third year.

On June 20, 2000, the Board of Directors approved the JuneBox.com, Inc. 2000 Equity Incentive Plan. JuneBox.com was a wholly owned subsidiary of School Specialty, Inc., and its stock was not publicly traded. No options were granted under this Plan during fiscal 2002 and 1,900 options were granted at fair market value at the date of grant during fiscal 2001. No options were exercised under this Plan. During fiscal 2002, JuneBox.com, Inc. was merged into School Specialty, Inc. The options outstanding at that time were replaced with School Specialty, Inc. options under the School Specialty, Inc. 1998 Stock Incentive Plan. The option

(In Thousands, Except Per Share Amounts)

holders were in the same economic position immediately before and after the replacement of JuneBox.com, Inc. options with School Specialty, Inc. options. The vesting provisions and option period of the original grants were not changed.

NOTE 13—SEGMENT INFORMATION

The Company's business activities are organized around two principal business segments, Traditional and Specialty and operate principally in the United States, with limited Specialty segment operations in Canada. Both internal and external reporting conform to this organizational structure, with no significant differences in accounting policies applied. The Company evaluates the performance of its segments and allocates resources to them based on revenue growth and profitability. While the segments serve a similar customer base, notable differences exist in products, gross margin and revenue growth rates. Products supplied within the Traditional segment include consumables (consisting of classroom supplies, instructional materials, educational games, art supplies and school forms), school furniture and indoor and outdoor equipment. Products supplied within the Specialty segment primarily target specific educational disciplines, such as art, industrial arts, physical education, sciences, and early childhood. This segment also supplies student academic planners. The accounting policies of the segments are the same as those described in Summary of Significant Accounting Policies. All intercompany transactions have been eliminated.

Effective with the beginning of fiscal 2002, the Company discontinued separately reporting the Internet segment, as the management of this business has changed such that this business is operated as a sales channel within the traditional and specialty segments. Amounts previously reported for the Internet segment have been reclassified to conform with fiscal 2002's presentation. The following table presents segment information:

	Fiscal 2002	Fiscal 2001	Fiscal 2000
Revenues:			
Traditional	$ 480,922	$ 415,001	$ 386,715
Specialty	286,465	277,673	252,556
Total	$ 767,387	$ 692,674	$ 639,271
Operating income and income before taxes:			
Traditional	$ 54,075	$ 29,373	$ 33,669
Specialty	22,576	28,582	27,338
Total	76,651	57,955	61,007
Corporate expenses	19,107	14,380	12,365
Restructuring costs	-	4,500	-
Operating income	57,544	39,075	48,642
Interest expense and other	21,244	18,069	15,007
Income before taxes	$ 36,300	$ 21,006	$ 33,635
Identifiable assets (at fiscal year end):			
Traditional	$ 249,926	$ 258,212	$ 246,006
Specialty	344,045	171,144	177,825
Total	593,971	429,356	423,831
Corporate assets (1)	79,671	94,003	31,018
Total	$ 673,642	$ 523,359	$ 454,849

(In Thousands, Except Per Share Amounts)

Depreciation and goodwill and intangible amortization:			
Traditional	$ 4,003	$ 6,689	$ 6,129
Specialty	3,882	6,588	5,080
Total	7,885	13,277	11,209
Corporate	3,313	1,685	630
Total	$ 11,198	$ 14,962	$ 11,839
Expenditures for property, plant and equipment:			
Traditional	$ 1,847	$ 4,479	$ 6,215
Specialty	2,199	4,646	7,656
Total	4,046	9,125	13,871
Corporate	8,064	6,075	3,480
Total	$ 12,110	$ 15,200	$ 17,351

(1) Includes assets of NSI.

NOTE 14—QUARTERLY FINANCIAL DATA (UNAUDITED)

The following presents certain unaudited quarterly financial data, as restated, see "Restatement of Financial Statements," for fiscal 2002 and fiscal 2001:

	Fiscal 2002				
	First As Restated	Second As Restated	Third(1) As Restated	Fourth(1)	Total
Revenues	$ 260,162	$ 269,656	$ 104,005	$ 133,564	$ 767,387
Gross profit	100,294	99,834	39,746	54,106	293,980
Operating income (loss)	32,470	36,608	(8,203)	(3,331)	57,544
Net income (loss)	16,446	19,162	(8,625)	(5,204)	21,779
Per share amounts:					
Basic	$ 0.93	$ 1.07	$ (0.48)	$ (0.29)	$ 1.22
Diluted	$ 0.89	$ 0.88	$ (0.48)	$ (0.29)	$ 1.17

	Fiscal 2001				
	First	Second	Third(2) As Retated	Fourth(2)(3) As Restated	Total
Revenues	$ 217,067	$ 240,539	$ 104,658	$ 130,410	$ 692,674
Gross profit	79,069	85,513	38,034	49,112	251,728
Operating income (loss)	24,107	27,782	(3,967)	(8,847)	39,075
Net income (loss)	11,393	12,902	(4,908)	(7,456)	11,931
Per share amounts:					
Basic	$ 0.65	$ 0.74	$ (0.28)	$ (0.42)	$ 0.68
Diluted	$ 0.65	$ 0.73	$ (0.28)	$ (0.42)	$ 0.67

(In Thousands, Except Per Share Amounts)

The summation of quarterly net income per share may not equate to the calculation for the full fiscal year as quarterly calculations are performed on a discrete basis.

(1) During the third quarter of fiscal 2002, the Company acquired Premier Agendas, a highly seasonal business during a seasonally low period. This transaction had the affect of reducing fiscal 2002's third and fourth quarter's reported net income and related earnings per share.

(2) During the third quarter of fiscal 2001, the Company acquired certain assets of the K-12 wholesale business of the J.L. Hammett Company, a highly seasonal business during a seasonally low period. This transaction had the affect of reducing fiscal 2001's third and fourth quarter's reported net income and related earnings per share.

(3) During the fourth quarter of fiscal 2001, the Company recorded a $4,500 pre-tax restructuring charge . See "Restructuring Costs" for additional information related to this charge.

NOTE 15—RESTATEMENT OF FINANCIAL STATEMENTS

Subsequent to the issuance of the Company's consolidated fiscal 2001 financial statements, the Company determined that two sale-leaseback transactions which occurred during fiscal 2001 were improperly accounted for. The Company initially accounted for the transactions as operating leases under sale-leaseback accounting. The leases contain a specific technical default provision within the agreements that could, under remote circumstances, allow for continuing ownership involvement by the Company in the two properties. Due to this specific default provision within the leases, the Company should have accounted for the transactions as financings as opposed to sales and subsequent operating leases. The following table summarizes the impact of this restatement on our fiscal 2001 financial statements:

	As Reported	As Restated
At April 28, 2001:		
Prepaid expenses and other current assets	$ 18,457	$ 18,300
Property, plant and equipment	43,522	60,013
Other assets	16,735	17,468
Current maturities – long-term debt	21,615	21,855
Other accrued liabilities	13,862	13,021
Long-term debt	158,168	176,183
Deferred taxes	3,018	2,879
Retained earnings	41,133	40,925
For the fiscal year ended April 28, 2001:		
Selling, general and administrative expenses	$ 208,647	$ 208,153
Operating income	38,581	39,075
Interest expense	16,142	16,983
Income before provision for income taxes	21,353	21,006
Provision for income taxes	9,214	9,075
Net income	12,139	11,931
Basic EPS	$ 0.69	$ 0.68
Diluted EPS	$ 0.68	$ 0.67

(In Thousands, Except Per Share Amounts)

Fiscal 2002's unaudited quarterly financial results, and fiscal 2001's third and fourth quarter unaudited financial results have also been restated. The following table summarizes the impact of this restatement on the Company's previously filed Form 10-Q's as applicable for these respective unaudited quarterly financial results:

	For the Three Months Ended							
	January 27, 2001		July 28, 2001		October 27, 2001		January 26, 2002	
	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated
Prepaid expenses and other current assets	$ –	$ –	$ 22,782	$ 22,624	$ –	$ –	$ –	$ –
Property, plant and equipment	44,755	61,457	44,008	60,287	43,315	59,383	49,185	65,042
Other assets	6,772	7,515	15,228	15,952	12,818	13,533	11,358	12,063
Current maturities – long-term debt	14,823	15,078	10,356	10,602	23,062	23,335	4,412	4,691
Accrued income tax	–	–	–	–	14,050	13,777	8,115	7,776
Other accrued liabilities	25,037	24,250	27,028	25,991	16,915	16,232	21,463	20,791
Long-term debt	167,102	185,185	204,410	222,355	154,934	172,808	278,221	296,023
Retained earnings	48,487	48,381	57,680	57,371	76,944	76,536	68,416	67,908
Selling, general and administrative Expenses	42,245	42,001	68,074	67,824	63,477	63,226	48,199	47,949
Operating income (loss)	(4,211)	(3,967)	32,220	32,470	36,357	36,608	(8,453)	(8,203)
Interest expense	4,214	4,635	3,805	4,223	4,156	4,573	3,769	4,185
Income (loss) before provision for (benefit from) income taxes	(9,790)	(9,967)	27,579	27,411	32,104	31,938	(14,208)	(14,374)
Provision for (benefit from) income taxes	(4,988)	(5,059)	11,032	10,965	12,843	12,776	(5,683)	(5,749)
Net I ncome (loss)	(4,802)	(4,908)	16,547	16,446	19,261	19,162	(8,525)	(8,625)
Basic EPS	$ (0.27)	$ (0.28)	$ 0.93	$ 0.93	$ 1.08	$ 1.07	$ (0.47)	$ (0.48)
Diluted EPS	$ (0.27)	$ (0.28)	$ 0.90	$ 0.89	$ 0.89	$ 0.88	$ (0.47)	$ (0.48)

The originally reported unaudited year-to-date quarterly basic and diluted EPS for the above periods have been restated as follows:

	Basic EPS		Diluted EPS	
	As Reported	As Restated	As Reported	As Restated
Nine months ended January 27, 2001	$1.12	$1.11	$1.10	$1.10
Six months ended October 27, 2001	$2.01	$2.00	$1.78	$1.77
Nine months ended January 26, 2002	$1.53	$1.51	$1.39	$1.38

Item 9. Change in and Disagreements with Accountants on Accounting and Financial Disclosure

Information previously reported.

PART III

Item 10. Directors and Executive Officers of the Registrant

(a) *Executive Officers.* Reference is made to "Executive Officers of the Registrant" in Part I hereof.

(b) *Directors.* The information required by this Item is set forth in our Proxy Statement for the Annual Meeting of Shareholders to be held on August 27, 2002, under the caption "Election of Directors," which information is incorporated by reference herein.

(c) *Section 16 Compliance.* The information required by this Item is set forth in our Proxy Statement for the Annual Meeting of Shareholders to be held on August 27, 2002, under the caption "Section 16(a) Beneficial Ownership Reporting Compliance," which information is incorporated by reference herein.

Item 11. Executive Compensation

The information required by this Item is set forth in our Proxy Statement for the Annual Meeting of Shareholders to be held on August 27, 2002, under the captions "Executive Compensation," "Employment Contracts and Related Matters," "Non-Employee Director Compensation," "Compensation Committee Report," "Compensation Committee Interlocks and Insider Participation," and "Performance Graph," which information is incorporated by reference herein.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this Item is set forth in our Proxy Statement for the Annual Meeting of Shareholders to be held on August 27, 2002, under the captions "Security Ownership of Management and Certain Beneficial Owners" and "Equity Compensation Plan Information," which information is incorporated by reference herein.

Item 13. Certain Relationships and Related Transactions

Not applicable.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a)(1) Financial Statements (See Part II, Item 8).

Consolidated Financial Statements

Reports of Independent Public Accountants

Consolidated Balance Sheets as of April 27, 2002, and April 28, 2001 As Restated

Consolidated Statements of Operations for the fiscal years ended April 27, 2002 (52 weeks), April 28, 2001 (52 weeks) As Restated, and April 29, 2000 (53 weeks)

Consolidated Statements of Shareholders' Equity for the fiscal years ended April 27, 2002 (52 weeks), April 28, 2001 (52 weeks) As Restated, and April 29, 2000 (53 weeks)

Consolidated Statements of Cash Flows for the fiscal years ended April 27, 2002 (52 weeks), April 28, 2001 (52 weeks) As Restated, and April 29, 2000 (53 weeks)

Notes to Consolidated Financial Statements

(a)(2) <u>Financial Statement Schedule (See Exhibit 99-1)</u>.

Schedule for the fiscal years ended April 27, 2002 (52 weeks), April 28, 2001 (52 weeks), and April 29, 2000 (53 weeks): Schedule II – Valuation and Qualifying Accounts.

(a)(3) <u>Exhibits</u>.

See (c) below.

(b) <u>Reports on Form 8-K</u>.

The Company filed three reports on Form 8-K since the beginning of the fourth quarter of fiscal 2002 as follows:

(1) Form 8-K/A dated December 21, 2001, filed on March 5, 2002, under Items 2 and 7. The Company filed financial statements and pro forma financial information relating to its acquisition of all the issued and outstanding shares of capital stock of Premier Agendas, Inc. and Premier School Agendas, Ltd., Agenda Scolaire Premier Ltee.

(2) Form 8-K dated March 8, 2002, filed on March 11, 2002, under Item 5. The Company reported the unexpected death of its Chairman and Chief Executive Officer, Daniel P. Spalding.

(3) Form 8-K dated and filed on June 11, 2002, under Item 4. The Company dismissed Arthur Andersen LLP as its independent auditors and engaged Deloitte & Touche LLP to act as its independent auditor.

(c) <u>Exhibits</u>.

See the Exhibit Index, which is incorporated by reference herein.

(d) <u>Financial Statements Excluded from Annual Report to Shareholders</u>.

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Appleton, State of Wisconsin, on July 22, 2002.

SCHOOL SPECIALTY, INC.

By: /s/ David J. Vander Zanden
David J. Vander Zanden
President and Chief Operating Officer
(Interim Chief Executive Officer)

Each person whose signature appears below hereby constitutes and appoints David J. Vander Zanden and Mary M. Kabacinski, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his or her behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and all other documents in connection therewith and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated below.

Name	Title	Date
/s/ David J. Vander Zanden David J. Vander Zanden	President, Chief Operating Officer and Director (Interim Chief Executive Officer)	July 22, 2002
/s/ Mary M. Kabacinski Mary M. Kabacinski	Chief Financial Officer (Principal Financial and Accounting Officer)	July 22, 2002
/s/ Leo C. McKenna Leo C. McKenna	Interim Chairman of the Board	July 22, 2002
/s/ Jonathan J. Ledecky Jonathan J. Ledecky	Director	July 22, 2002
/s/ Rochelle Lamm Rochelle Lamm	Director	July 22, 2002
/s/ Jerome M. Pool Jerome M. Pool	Director	July 22, 2002

(This page intentionally left blank)

Directors

Leo C. McKenna
Interim Chairman of the Board
Financial Consultant

David J. Vander Zanden
Interim Chief Executive Officer
President, Chief Operating Officer
School Specialty, Inc.

Jonathan J. Ledecky
Chairman
The Ledecky Foundation

Rochelle Lamm
Chairman, Chief Executive Officer
Precision Marketing Partners, LLC

Jerome M. Pool
Former President
Jantzen, Inc.

Officers

David J. Vander Zanden
Interim Chief Executive Officer
President, Chief Operating Officer

Mary M. Kabacinski
Executive Vice President
Chief Financial Officer

A. Brent Pulsipher
Executive Vice President
Corporate Logistics & Technology

Michael J. Killoren
Executive Vice President
Marketing

Donald J. Noskowiak
Vice President Finance/
Business Development

Douglas L. Jehle
Executive Vice President
Traditional Company

Richard H. Nagel
Executive Vice President
Sax Arts & Crafts

John Jeffery
Executive Vice President
Teacher's Video and ClassroomDirect

Ronald E. Suchodolski
Executive Vice President Childcraft

Garett H.D. Reid
Executive Vice President
Frey Scientific

Peter S. Savitz
Executive Vice President Sportime

David G. Loeppky
Executive Vice President
Premier Agendas

Joseph F. Franzoi IV
Secretary and Corporate Counsel

Investor Information

Corporate Headquarters

School Specialty, Inc.
W6316 Design Drive
Greenville, Wisconsin 54942
Phone: 920-734-5712
Fax: 920-882-5863

Stock Listing

School Specialty's common stock is traded on Nasdaq under the symbol SCHS.

Shareholder Information

For information about School Specialty, including copies of annual reports, forms 10-K and 10-Q and other available information, please contact:

Mary M. Kabacinski
Executive Vice President and CFO
Phone: 920-882-5852
Fax: 920-882-5863
Email:
mkabacinski@schoolspecialty.com

Dividend Policy

School Specialty's present policy is to retain earnings to finance its growth. As a result, the company does not expect to pay cash dividends in the foreseeable future.

Annual Meeting

All shareholders are welcome to attend School Specialty's annual meeting. It will be held at 10:00 a.m. Central Standard Time on August 27, 2002, at the Radisson Paper Valley Hotel in Appleton, Wisconsin.

Websites

Investor information can be found under that title at School Specialty's website: *www.schoolspecialty.com.* You also are invited to visit *www.junebox.com* and *www.classroomdirect.com* to see how School Specialty assists school business officials, teachers and consumers who purchase educational products and materials.

Transfer Agent and Registrar

American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005

Independent Auditors

Deloitte & Touche LLP
411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Legal Counsel

Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, Wisconsin 53202

Franzoi & Franzoi, S.C.
514 Racine Street
Menasha, Wisconsin 54952

THE

School Specialty®

COMPANIES

The Nation's Education Resource

School Specialty, Inc.

W6316 Design Drive Greenville, WI 54942

Phone: 920.734.5712 Fax: 920.882.5863

www.schoolspecialty.com